        As filed with the Securities and Exchange Commission on April 8, 1998
                                                       Registration No. 333-
                                                                            ----
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                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549
                                       FORM S-3
               REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                            ------------------------------
                                     FOSSIL, INC.
                (Exact name of registrant as specified in its charter)

                 DELAWARE                               75-2018505
     (State or other jurisdiction of         (I.R.S. Employer Identification
      incorporation or organization)                     Number)

                                                    T.R. TUNNELL, ESQ.
       2280 NORTH GREENVILLE AVENUE       SENIOR VICE PRESIDENT AND CHIEF LEGAL
         RICHARDSON, TEXAS  75082                        OFFICER
              (972) 234-2525                   2280 NORTH GREENVILLE AVENUE
                                                 RICHARDSON, TEXAS  75082
                                                      (972) 699-2139

 (Name, address, including zip code, and   (Name, address, including zip code,
  telephone number, including area code,   and telephone number, including area
   of registrant's principal executive       code, of registrant's agent for
                 offices)                    service)

                                      Copies to:

        RONALD J. FRAPPIER, ESQ.                 BRUCE MENDELSOHN, ESQ.
          JENKENS & GILCHRIST,             AKIN, GUMP, STRAUSS, HAUER & FELD,
       A PROFESSIONAL CORPORATION                        L.L.P.
      1445 ROSS AVENUE, SUITE 3200           1333 NEW HAMPSHIRE AVENUE, N.W.
          DALLAS, TEXAS  75202                   WASHINGTON, D.C. 20036
             (214) 855-4500                          (202) 887-4000

     APPROXIMATE DATE OF COMMENCEMENT OF THE PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.
                                ---------------------
     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /
     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box. / /
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier
effective registration statement for the same offering.   / /
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
     If delivery of the prospectus is expected to be made pursuant to Rule 434 under the Securities Act, please check the following box. / /
                                ---------------------
                           CALCULATION OF REGISTRATION FEE

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                          PROPOSED
 TITLE OF EACH CLASS OF SECURITIES     MAXIMUM AGGREGATE        AMOUNT OF
         TO BE REGISTERED            OFFERING PRICE (1)(2)   REGISTRATION FEE
--------------------------------------------------------------------------------
Common Stock, $0.01 par value per       $ 56,000,000            $  16,520
share .............................     ------------            ---------
                                        ------------            ---------
--------------------------------------------------------------------------------

(1) In accordance with Rule 457(o) under the Securities Act of 1933, as amended, the number of shares being registered and the proposed maximum offering price per share are not included in this table.
(2)       Estimated solely for purposes of calculating the registration fee.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT THAT SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF SUCH STATE.


                      SUBJECT TO COMPLETION, DATED APRIL 8, 1998

P R O S P E C T U S
                                   2,150,000 SHARES
                                        [LOGO]



                                     COMMON STOCK

                                   ---------------

     Of the 2,150,000 shares of the Common Stock of Fossil, Inc. (the "Company"), par value $0.01 per share (the "Common Stock") offered hereby (the "Offering"), 215,000 shares are being sold by the Company and 1,935,000 shares are being sold by the Selling Stockholders. See "Principal and Selling Stockholders." The Company will not receive any of the proceeds from the sale of the shares by the Selling Stockholders. The Company's Common Stock is traded on the Nasdaq National Market under the symbol "FOSL." The last reported sale price of the Common Stock on the Nasdaq National Market on April 7, 1998 was $22.33 per share after giving effect to the 3-for-2 Stock Dividend (as defined herein).

     SEE "RISK FACTORS" BEGINNING ON PAGE 8 FOR CERTAIN CONSIDERATIONS RELEVANT TO AN INVESTMENT IN THE COMMON STOCK.

                                   ---------------
       THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
            AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR
               HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
                  SECURITIES COMMISSION  PASSED UPON THE ACCURACY OR
                   ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                        TO THE CONTRARY IS A CRIMINAL OFFENSE.

     ---------------------------------------------------------------------------
     ---------------------------------------------------------------------------

                                    UNDERWRITING                 PROCEEDS TO
                     PRICE TO      DISCOUNTS AND   PROCEEDS TO    SELLING
                      PUBLIC       COMMISSIONS(1)    COMPANY(2)  STOCKHOLDERS(2)
     ---------------------------------------------------------------------------
     Per Share        $             $               $             $
     ---------------------------------------------------------------------------
     Total (3)       $             $               $             $
     ---------------------------------------------------------------------------
     ---------------------------------------------------------------------------

--------------
(1) For information regarding indemnification of the Underwriters, see "Underwriting."
(2) Before deducting expenses estimated at $500,000, of which $497,000 is payable by the Company and $3,000 payable by the Selling Stockholders.
(3) One of the Selling Stockholders has granted the Underwriters a 30-day option to purchase up to 322,500 additional shares of Common Stock solely to cover over-allotments, if any. See "Underwriting." If such option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions and Proceeds to Selling Stockholders will be $_____, $______ and $_____, respectively.
     The shares of Common Stock are being offered by the several Underwriters named herein, subject to prior sale, when, as and if accepted by them and subject to certain conditions. It is expected that certificates for the shares of Common Stock offered hereby will be available for delivery on or about _______________, 1998, at the office of Smith Barney Inc., 333 West 34th Street, New York, New York 10001.

                              -------------------------
     Salomon Smith Barney
                    Hambrecht & Quist
                                   J.C. Bradford & Co.
                                             Southwest Securities
APRIL __, 1998

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTION AND THE IMPOSITION OF PENALTY BIDS. SEE "UNDERWRITING."

     THE UNDERWRITERS HAVE ADVISED THE COMPANY AND THE SELLING STOCKHOLDERS THAT CERTAIN OF THE UNDERWRITERS CURRENTLY ACT AS MARKET MAKERS FOR THE COMMON STOCK AND CURRENTLY INTEND TO CONTINUE TO ACT AS MARKET MAKERS FOLLOWING THE OFFERING. SINCE THE AVERAGE DAILY TRADING VOLUME OF THE COMMON STOCK EXCEEDS $1 MILLION AND THE COMPANY'S PUBLIC FLOAT EXCEEDS $150 MILLION, THE PROVISIONS OF REGULATION M PERMIT SUCH UNDERWRITERS TO CONTINUE MARKET MAKING ACTIVITIES DURING THE PERIOD OF THE OFFERING. HOWEVER, THE UNDERWRITERS ARE NOT OBLIGATED TO DO SO AND MAY DISCONTINUE ANY MARKET MAKING AT ANY TIME.

                                  PROSPECTUS SUMMARY


     THE FOLLOWING SUMMARY DOES NOT PURPORT TO BE COMPLETE AND IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND THE CONSOLIDATED FINANCIAL STATEMENTS AND RELATED NOTES INCLUDED HEREIN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS. CERTAIN INFORMATION CONTAINED IN THIS PROSPECTUS MAY CONSTITUTE "FORWARD-LOOKING STATEMENTS," AND ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE EXPRESSED IN SUCH STATEMENTS. SEE "RISK FACTORS" AND "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS--FORWARD-LOOKING STATEMENTS." FOR PURPOSES OF THIS PROSPECTUS, THE "COMPANY" INCLUDES FOSSIL, INC. AND ITS CONSOLIDATED SUBSIDIARIES. UNLESS OTHERWISE INDICATED, ALL INFORMATION IN THIS PROSPECTUS (I) ASSUMES THAT THE UNDERWRITERS' OVER-ALLOTMENT OPTION WILL NOT BE EXERCISED AND (II) REFLECTS A 3-FOR-2 STOCK SPLIT (THE "3-FOR-2 STOCK DIVIDEND") OF THE COMPANY'S COMMON STOCK TO BE EFFECTED PRIOR TO THE OFFERING AS A FIFTY PERCENT (50%) STOCK DIVIDEND DECLARED ON MARCH 4, 1998, PAYABLE ON APRIL 8, 1998 TO ALL STOCKHOLDERS OF RECORD ON MARCH 25, 1998. AS USED IN THIS PROSPECTUS, "FISCAL YEAR" REFERS TO THE COMPANY'S FISCAL YEAR ENDED JANUARY 3, 1998 OR DECEMBER 31, 1996, 1995, 1994 OR 1993, AS APPLICABLE.

                                     THE COMPANY

     Fossil, Inc. (the "Company") is a leader in the design, development, marketing and distribution of contemporary, high quality fashion watches and accessories. The Company developed the FOSSIL-Registered Trademark- brand name to convey a distinctive fashion, quality and value message and a brand image reminiscent of "America in the 1950s" that suggests a time of fun, fashion and humor. Since its inception in 1984, the Company has grown from its original flagship FOSSIL watch product into a diversified company offering an extensive line of fashion watches that includes its RELIC-Registered Trademark- and FSL-TM- brands as well as complementary lines of small leather goods, belts, handbags and sunglasses under certain of the Company's brands. In addition to developing its own brands, the Company leverages its development and production expertise by designing and manufacturing private label products for some of the most prestigious companies in the world, including national retailers, entertainment companies and theme restaurants. The Company's successful expansion of its product lines has contributed to its increasing net sales and operating profits. In fiscal 1997, net sales increased approximately 18.9% from fiscal 1996 to $244.8 million and operating income increased approximately 42.0% from fiscal 1996 to $34.6 million.

     The Company has further capitalized on the increasing awareness of the FOSSIL brand by entering into various license agreements for other categories of fashion accessories and apparel, such as men's underwear and lounge wear and, most recently, outerwear under the FOSSIL brand. In addition, the Company licenses the brands of other companies in order to further leverage its infrastructure. For example, the Company recently entered into a multi-year license agreement with Giorgio Armani to design, manufacture, distribute and market a line of EMPORIO ARMANI-Registered Trademark- watches.

     The Company sells its products in approximately 15,000 retail locations in the United States through a diversified distribution network that includes approximately 2,000 department store doors, such as Federated Department Stores, Inc. ("Federated/Macy's"), May Department Stores Company ("May Department Stores") and Dillard's, Inc. ("Dillard's") for its FOSSIL brand and J. C. Penney Co., Inc. ("JCPenney") and Sears, Roebuck and Co. ("Sears") for its RELIC brand, as well as approximately 13,000 specialty retail locations. The Company also sells its products through a network of 34 Company-owned stores within the United States, with seven retail stores located in premier retail malls and 27 outlet stores located in major outlet malls.

     The Company's products are sold to department stores and specialty retail stores in over 70 countries worldwide through Company-owned foreign sales subsidiaries and through a network of approximately 50 independent distributors. The Company's foreign operations include a presence in Europe, South and Central America, the Caribbean, Canada, the Far East, Australia and the Middle East. In addition, the Company's products are offered at retail locations in major airports in the United States, on cruise ships and in independently-owned, authorized FOSSIL retail stores and kiosks in certain international markets. International sales accounted for approximately 30% of the Company's net sales in fiscal 1997.

BUSINESS STRATEGY

     The Company's long-term goal is to capitalize on the strength of its growing consumer brand recognition and capture an increasing share of a growing number of markets by providing consumers with fashionable, high quality, value-driven products. In pursuit of this goal, the Company has adopted operating and growth strategies that provide the framework for the Company's future growth, while maintaining the consistency and integrity of its brands.

OPERATING STRATEGY

- FASHION ORIENTATION AND DESIGN INNOVATION. The Company is able to market its products to consumers with differing tastes and lifestyles by offering a wide range of product categories at a variety of price points. The Company attempts to stay abreast of emerging fashion and lifestyle trends affecting accessories and apparel, and it responds to these trends by making adjustments in its product lines several times each year. The Company differentiates its products from those of its competitors principally through innovations in fashion details, including variations in the treatment of watch dials, crystals, cases, straps and bracelets for the Company's watches and innovative treatments and details in its other accessories.

- COORDINATED PRODUCT PROMOTION. The Company coordinates in-house product design, packaging, advertising and in-store presentations to more effectively and cohesively communicate to its target markets the themes and images associated with its brands. For example, many of the Company's FOSSIL brand products and certain of its accessory products are packaged in metal tins decorated with nostalgic "America in the 1950s" designs consistent with the Company's marketing strategy and product image. In addition, the Company generally markets its fashion accessory lines through the same distribution channels as its watch lines, using similar in-store presentations, graphics and packaging.

- PRODUCT VALUE. The Company's products provide value to the consumer by offering fashionable, high quality components and features at suggested retail prices generally below competitive products of comparable quality. The Company is able to offer its watches at a reasonable price point by manufacturing them principally in the Far East at lower cost than comparable quality watches manufactured in Switzerland. In addition, the Company is able to offer its accessories at reasonable prices because of its close relationships with manufacturers in the Far East. Unlike certain of its principal competitors, the Company does not pay royalties on most of its products, which the Company believes allows it to enjoy certain cost advantages that enhance its ability to achieve attractive profit margins.

- CAPTIVE SUPPLIERS. The Company owns a majority interest in a number of watch assemblers with locations in Hong Kong and China. In addition, the Company maintains close relationships with accessory manufacturers in the Far East. The Company believes these relationships create a significant competitive advantage, as they allow the Company to produce quality products, reduce the delivery time to market and improve overall operating margins.

- ACTIVE MANAGEMENT OF RETAIL SALES. The Company manages the retail sales process by monitoring customer sales and inventory levels by product category and style, primarily through electronic data interchange ("EDI"), and by assisting retailers in the conception, development and implementation of their marketing programs. As a result, the Company believes it enjoys close relationships with its principal retailers, often allowing it to influence the mix, quantity and timing of customer purchasing decisions.

- CENTRALIZED DISTRIBUTION. The Company distributes substantially all of its products sold in the United States and certain of its products sold in international markets from its warehouse and distribution center in Richardson, Texas. The Company also distributes its products to international markets from warehouse and distribution centers located in Germany, Italy and Japan. The Company believes its centralized distribution capabilities enable it to reduce inventory risk, increase flexibility in meeting the delivery requirements of its customers and maintain significant cost advantages as compared to its competitors.

GROWTH STRATEGY

- INTRODUCE NEW PRODUCTS. The Company continually introduces new products within its existing brands and through brand extensions to attract a wide range of consumers with differing tastes and lifestyles. For example, in mid-1996 the Company introduced its FOSSIL Blue-Registered Trademark- line of watches, which in 1997 accounted for nearly half of the Company's FOSSIL brand domestic watch business. Following the introduction of FOSSIL Blue, the Company introduced watches under its FOSSIL Steel line in mid-1997, its BLUE TEQ-TM- line in late 1997 and its DRT-TM- brand in early 1998. In addition, the Company introduced its line of RELIC leather goods in 1997 and its line of nylon bags and FSL sport bags in early 1998.

- EXPAND INTERNATIONAL BUSINESS. The Company recently increased its efforts to align its FOSSIL brand watches sold internationally with its successful domestic assortments, including the FOSSIL Blue and FOSSIL Steel watch lines. The Company believes these efforts will increase its global brand recognition and allow it to leverage this recognition to successfully market the Company's accessory lines in international markets.

- ENTER INTO LICENSE AGREEMENTS. The Company leverages its brand recognition and its design and marketing expertise to expand the scope of its product offerings through the selective licensing of new product categories that complement its existing products. For example, the Company recently entered into a license agreement with London Fog to offer FOSSIL outerwear.

- EXPAND RETAIL LOCATIONS. The Company is currently expanding its Company-owned FOSSIL retail and outlet locations to further strengthen its brand image. The Company currently operates 34 retail and outlet stores and plans to open an additional three retail stores and five outlet stores in 1998. The Company also intends to continue to offer its products through additional independently-owned, authorized FOSSIL retail stores in airports, on cruise ships and in international markets.

- LEVERAGE INFRASTRUCTURE. The Company believes it has the design, marketing, manufacturing and distribution infrastructure in place to allow it to manage and grow its businesses. The Company continues to develop additional products and brands and seeks additional businesses and products to complement its existing business and allow it to leverage its existing infrastructure.

     The Company's principal executive offices are located at 2280 N. Greenville Avenue, Richardson, Texas 75082, and its telephone number at such address is
(972) 234-2525.

                                     THE OFFERING

Common Stock  Offered by Company. . . . . . . . . . .    215,000 shares
Common Stock Offered by Selling Stockholders. . . . .    1,935,000 shares
Common Stock to be Outstanding After the Offering . .    20,699,892 shares (1)
Use of Proceeds . . . . . . . . . . . . . . . . . . .    The Company intends to
                                                         use the net proceeds
                                                         from the sale of the
                                                         Common Stock offered
                                                         hereby for working
                                                         capital and general
                                                         corporate purposes.
                                                         See "Use of Proceeds."
Nasdaq National Market Symbol . . . . . . . . . . . .    FOSL

-------------

(1) Excludes 1,984,810 shares of Common Stock that are issuable under outstanding options.

SUMMARY CONSOLIDATED FINANCIAL INFORMATION

     The income statement data and balance sheet data for each of the five fiscal years ended January 3, 1998, and December 31, 1996, 1995, 1994 and 1993 set forth below have been derived from audited financial statements of the Company. The following data should be read in conjunction with the consolidated financial statements of the Company and notes thereto incorporated by reference in this Prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this Prospectus.

                                                                      FISCAL YEAR
                                             -----------------------------------------------------------------
                                                1997        1996         1995            1994          1993
                                                ----        ----         ----            ----          ----
                                                          (in thousands, except per share amounts)
INCOME STATEMENT DATA:
Net sales . . . . . . . . . . . . . . . .    $244,798    $205,899      $181,114       $161,883      $105,089
Cost of sales . . . . . . . . . . . . . .     127,270     107,861        98,214         90,003        59,746
                                              ----------------------------------------------------------------
Gross profit. . . . . . . . . . . . . . .     117,528      98,038        82,900         71,880        45,343
Operating expenses:
  Selling and distribution. . . . . . . .      58,065      50,638        42,582         30,748       19,574
  General and administrative. . . . . . .      24,853      23,027        19,855         14,915         9,193
                                              ----------------------------------------------------------------
     Total operating expenses . . . . . .      82,918      73,665        62,437         45,663        28,767
                                              ----------------------------------------------------------------
Operating income. . . . . . . . . . . . .      34,610      24,373        20,463         26,217        16,576
Interest expense(956) . . . . . . . . . .      (1,205)     (1,117)         (585)          (236)
Other income (expense) - net. . . . . . .      (1,503)       (128)         796            (709)          378
                                              ----------------------------------------------------------------
Income before income taxes. . . . . . . .      32,151     23,040        20,142         24,923         16,718
Provision for income taxes. . . . . . . .      13,209      9,449         8,085          9,578          5,233
                                              ----------------------------------------------------------------
     Net income (1) . . . . . . . . . . .    $ 18,942   $ 13,591      $ 12,057       $ 15,345       $ 11,485
                                              ----------------------------------------------------------------
     Basic earnings per share (1) (2) . .    $   0.94   $   0.69      $   0.61       $   0.78       $   0.61
                                              ----------------------------------------------------------------
     Diluted earnings per share (1) (2) .    $   0.91   $   0.68      $   0.60       $   0.77       $   0.60
                                              ----------------------------------------------------------------
Weighted average common and common
equivalent shares outstanding (1) (2):
     Basic. . . . . . . . . . . . . . . .     20,136      19,783        19,761          19,720        18,765
     Diluted. . . . . . . . . . . . . . .     20,833      20,068        19,940          19,956        18,993

                                                 AS
                                             ADJUSTED(2)   ACTUAL
                                             ----------    ------
BALANCE SHEET DATA:
Working capital . . . . . . . . . . . . .    $ 74,655    $ 70,603      $ 59,861       $ 49,251      $ 41,434       $ 27,692
Total assets. . . . . . . . . . . . . . .     143,622     139,570       118,978         96,994        80,420         46,539
Long-term debt. . . . . . . . . . . . . .          --          --         4,350          4,811         4,750          1,000
Stockholders' equity. . . . . . . . . . .      99,315      95,263        74,568         61,269        48,906         33,025


------------------
(1) Prior to 1993, the Company elected to operate as an S corporation under Subchapter S of the Internal Revenue Code of 1986, as amended, and comparable provisions of certain state laws. The amounts shown for 1993 reflect provisions for historical state income taxes and for federal income taxes as if the Company had been subject to federal income taxation during such period.
(2) Adjusted to reflect the sale of the Common Stock offered hereby and the application of the net proceeds from such sale, based on an estimated offering price of $22.33 per share. See "Use of Proceeds" and "Capitalization."

                                     RISK FACTORS

     INVESTMENT IN THE COMMON STOCK OFFERED HEREBY INVOLVES CERTAIN RISKS. HOLDERS OF THE COMPANY'S SECURITIES AND PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS IN EVALUATING AN INVESTMENT IN THE COMPANY'S SECURITIES. SEE "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS."

EFFECTS OF ECONOMIC CYCLES AND RETAIL INDUSTRY CONDITIONS

     The Company's business is subject to economic cycles and retail industry conditions. Purchases of discretionary fashion accessories, such as the Company's watches, handbags, sunglasses and other products, tend to decline during recessionary periods, when disposable income is low and consumers are hesitant to use available credit. Any significant declines in general economic conditions or uncertainties regarding future economic prospects that affect consumer spending habits could have a material adverse effect on the Company's business, financial condition and results of operations.

     The Company sells its merchandise primarily to major department stores across the United States and extends credit based on an evaluation of each customer's financial condition, usually without requiring collateral. While in the past few years various retailers, including some of the Company's customers, have experienced financial difficulties, increasing the risk of extending credit to such retailers, the Company's losses due to bad debts have been limited. However, financial difficulties of a customer could cause the Company to curtail business with such customers or require the Company to assume more credit risk relating to such customers' receivables. The Company's inability to collect on its trade accounts receivable relating to such customers could have a material adverse effect on the Company's business and financial condition. See "Business."

FASHION TRENDS

     The Company's success depends upon its ability to anticipate and respond to changing fashion trends and consumer preferences in a timely manner. Although the Company attempts to stay abreast of emerging lifestyle and fashion trends affecting accessories and apparel, any failure by the Company to identify and respond to such trends could adversely affect consumer acceptance of its existing brand names and product lines, which in turn could adversely affect the Company's business, financial condition and results of operations. In this regard, certain companies that have experienced rapid growth in sales of watches and other fashion accessories have failed to sustain growth in sales or have experienced declines in sales due to an inability to respond effectively to changing consumer preferences. If the Company misjudges the market for its products, it may be faced with a significant amount of unsold finished goods inventory. Additionally, the Company has recently expanded and intends to further expand the scope of its product offerings, and there can be no assurance that new products introduced by the Company will achieve consumer acceptance comparable to that of its existing product lines. See "Business--Sales and Customers."

MANAGEMENT OF GROWTH

     During recent years, the Company has experienced rapid and substantial growth in sales. However, the Company's business is subject to a number of risks, any one of which could have a material adverse effect on its business, financial condition and results of operations. These risks include the financial difficulties experienced by a number of the retailers to whom the Company sells its products, the uncertainties associated with changing fashion trends and consumer preferences and the Company's dependence on manufacturing sources located in Hong Kong and China. The Company's future operating results will also depend on a number of other factors, including the demand for its products, the level of competition, general economic conditions and other factors beyond the control of the Company. Accordingly, there can be no assurance that the Company's recent growth in sales will continue or that sales will not decline. In view of the recent expansion of its business, the Company is subject to a variety of business risks generally associated with growing companies, as well as risks related to the diversification of its product offerings.

     A key element of the Company's business strategy is to expand the scope of its product offerings. There can be no assurance that the expansion of the Company's product offerings will be successful or that new products will be profitable or generate sales comparable to those of its existing businesses. Another element of the Company's business strategy is to place increased emphasis on growth in selected international markets. There can be no assurance that the

Company's brand names and products will achieve a high degree of consumer acceptance in these markets. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

FOREIGN MANUFACTURING

     The Company's products are currently manufactured to its specifications by Company-owned subsidiaries with locations in Hong Kong and China and, to a lesser extent, by independent manufacturers in Hong Kong, China, Japan, Italy, Korea and Taiwan. The Company has no long-term contracts with these independent manufacturing sources and competes with other companies for production facilities. All transactions between the Company and its independent manufacturing sources are conducted on the basis of purchase orders. Although the Company believes that it has established close relationships with its principal independent manufacturing sources, the Company's future success will depend upon its ability to maintain close relationships with its current suppliers and to develop long-term relationships with other suppliers that satisfy the Company's requirements for price and production flexibility.

     In addition, because a substantial portion of the Company's watches and certain of its handbags, sunglasses and other products are manufactured in Hong Kong and China, the Company's success will depend to a significant extent upon future economic and social conditions existing in Hong Kong and China. In 1997, China resumed sovereignty over Hong Kong in accordance with the Sino-British Joint Declaration of 1984 (the "Joint Declaration"). Although the Joint Declaration established a framework for the continuation of existing economic and social systems in Hong Kong after 1997, there can be no assurance as to the manner in which such framework will continue to be implemented or whether it will be respected in the future by the Chinese authorities. If the manufacturing sources in Hong Kong and China were disrupted for any reason, the Company believes that it could arrange for the manufacture and shipment of products by alternative sources after a period of time. Because the establishment of new manufacturing relationships involves numerous uncertainties, including those relating to payment terms, costs of manufacturing, adequacy of manufacturing capacity, quality control and timeliness of delivery, the Company is unable to predict whether such relationships would be on terms that the Company regards as satisfactory. Any significant disruption in the Company's relationships with its manufacturing sources located in Hong Kong and China would have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Sales and Customers."

FOREIGN CURRENCY FLUCTUATIONS

     The Company generally purchases its products in U.S. dollars. However, the Company sources a significant amount of its products overseas and, as such, the cost of these products purchased by the Company's subsidiaries may be affected by changes in the value of the relevant currencies. Changes in the currency exchange rates may also affect the relative prices at which the Company and foreign competitors sell their products in the same market. The Company, from time to time, hedges certain exposures to changes in foreign currency exchange rates arising in the ordinary course of business. There can be no assurance that foreign currency fluctuations will not have a material adverse impact on the Company's financial condition and results of operations.

COMPETITION

     There is intense competition in each of the businesses in which the Company competes. The Company's watch business competes with a number of established manufacturers, importers and distributors such as Guess?, Ann Klein II and Swatch. In addition, the Company's leather goods and sunglass businesses compete with a large number of established companies that have significantly greater experience than the Company in designing, developing, marketing and distributing such products. In all its businesses, the Company competes with numerous manufacturers, importers and distributors who have significantly greater financial, distribution, advertising and marketing resources than the Company. The Company's competitors include distributors that import watches and accessories from abroad, domestic companies that have established foreign manufacturing relationships and companies that produce watches and accessories domestically. See "Business--Competition."

DEPENDENCE ON CERTAIN CUSTOMERS

     The Company's department store customers include major United States retailers. For fiscal years 1997, 1996 and 1995, domestic department stores accounted for approximately 45.2%, 46.6% and 40.5% of the Company's net sales, respectively. In addition, in the same periods, the Company's 10 largest customers represented approximately 45.0%, 47.0% and 46.0% of net sales, respectively. For fiscal year 1996, Dillard's accounted for approximately 10.0% of the Company's net sales. No other customer accounted for more than 10% of the Company's net sales in fiscal years 1997, 1996 and 1995. Certain of the Company's customers are under common ownership. Sales to the department store group under common ownership by Federated/Macy's accounted for approximately 10.8%, 11.1% and 11.8% of the Company's net sales in fiscal years 1997, 1996 and 1995, respectively. No other customer, when considered as a group under common ownership, accounted for more than 10% of the Company's net sales in fiscal years 1997, 1996 and 1995. While the Company believes that purchasing decisions in many cases are made independently by each department store customer, the trend may be toward more centralized purchasing decisions. A decision by Dillard's or Federated/Macy's or any other significant customers to decrease the amount purchased from the Company or to cease carrying the Company's products could have a material adverse effect on the Company's financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

MANAGEMENT AND CONTROL SYSTEMS; YEAR 2000 COMPLIANCE

     The Company's current expansion plans may place significant strain on the Company's management, working capital, financial and management control systems and staff. The failure to maintain or upgrade financial and management control systems, to recruit additional staff or to respond effectively to difficulties encountered during expansion could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, the computer systems of the Company or its vendors may not adequately address the Year 2000 operational problems. Although the Company has taken steps to ensure that its systems and controls are adequate to address its current needs and is attempting to recruit additional staff, there can be no assurance that the Company's systems and controls or staff will be adequate to sustain future growth. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Year 2000 Compliance."

FLUCTUATION OF QUARTERLY RESULTS; SEASONALITY OF BUSINESS

     The Company's quarterly results of operations have fluctuated in the past and may continue to fluctuate as a result of a number of factors, including seasonal cycles, the timing of new product introductions, the timing of orders by the Company's customers and the mix of product sales demand. The business of the Company is seasonal by nature. A significant portion of the Company's net sales and operating income are generated during the fourth quarter of its fiscal year, which includes the Christmas season. The amount of net sales and operating income generated during the fourth quarter depends upon the anticipated level of retail sales during the Christmas season, as well as general economic conditions and other factors beyond the Company's control. In addition, the amount of net sales and operating income generated during the first quarter depends in part upon the actual level of retail sales during the Christmas season. There can be no assurance that such factors will not adversely affect the Company's net sales and operating income during the first and fourth quarter of its fiscal year. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Selected Quarterly Financial Data."

LICENSING RISKS; RISKS ASSOCIATED WITH A LACK OF OPERATIONAL AND FINANCIAL CONTROL OVER LICENSED BUSINESSES

     A portion of the Company's net income is derived from licensing revenue received from its licensing partners. While the Company has significant control over its licensing partners' products and advertising, it relies on its licensing partners for, among other things, operational and financial control over their businesses. The risks associated with the Company's own products apply to its licensed products as well, in addition to any number of possible risks specific to a licensing partner's business, including, for example, risks associated with a particular licensing partner's ability to obtain capital and manage its labor relations. Although certain of the Company's license agreements prohibit licensing partners from entering into licensing arrangements with the Company's competitors, generally the Company's licensing partners are not precluded from offering, under other brands, the types of products covered by their license agreements with the Company. A portion of sales of the Company's products by its domestic licensing partners are also made to the Company's largest customers. In addition, failure by the Company to maintain its existing licensing alliances could adversely affect the Company's financial condition and results of operations. Although the Company believes in most circumstances it could replace existing licensing partners if necessary, its inability to do so for any period of time could adversely affect the Company's revenues both directly from reduced licensing revenue received and indirectly from reduced sales of the Company's other products. See "Business--Products--Licensed Products."


RISKS ASSOCIATED WITH CHANGES IN SOCIAL, POLITICAL, ECONOMIC AND OTHER CONDITIONS AFFECTING FOREIGN OPERATIONS AND SOURCING

     The Company's businesses are subject to other risks generally associated with doing business abroad, such as foreign governmental regulation and changes in economic conditions in the countries in which the Company's manufacturing sources are located. The Company cannot predict the effect that such factors will have on its business or its arrangements with foreign manufacturing sources. If any such factors were to render the conduct of business in a particular country undesirable or impracticable, or if the Company's current foreign manufacturing sources were for any other reason to cease doing business with the Company, such a development could have a material adverse effect on the Company's business, financial condition and results of operations. The Company's business is also subject to the risks associated with the imposition of additional United States legislation and regulations relating to imports, including quotas, duties, tariffs or taxes, and other charges or restrictions on imports, which could adversely affect the Company's operations and its ability to import products at current or increased levels. The Company cannot predict whether additional United States customs quotas, duties, tariffs, taxes or other charges or restrictions will be imposed upon the importation of its products in the future, or what effect such actions would have on its business, financial condition and results of operations. See "Business--Governmental Regulations."

CONTROL BY PRINCIPAL STOCKHOLDERS

     Following the Offering, Messrs. Tom Kartsotis and Kosta Kartsotis will own, directly or indirectly, an aggregate of 9,926,807 shares of Common Stock of the Company, representing approximately 48.0% of the outstanding shares of Common Stock (9,604,307 shares and 46.4% if the Underwriters' over-allotment option is exercised in full). As a result, they will be in a position to significantly control the Company through their ability to determine the outcome of elections of the Company's directors, adopt, amend or repeal the Bylaws and take certain other actions requiring the vote or consent of the stockholders of the Company. See "Principal and Selling Stockholders."

DEPENDENCE ON KEY PERSONNEL

       The Company believes that its future success will depend upon its ability to attract and retain skilled design, marketing and management personnel. Since 1988, the Company has been under the management of Mr. Tom Kartsotis, Chairman of the Board and Chief Executive Officer, and Mr. Kosta Kartsotis, President and Chief Operating Officer. The future success of the Company will be highly dependent upon the personal efforts of Messrs. Tom Kartsotis and Kosta Kartsotis, and the loss of the services of either of them could have a material adverse effect on the Company. The Company currently maintains key man life insurance policies in the aggregate face amount of $1,550,000 on the lives of Messrs. Tom Kartsotis and Kosta Kartsotis. The Company has not entered into employment agreements with Messrs. Tom Kartsotis or Kosta Kartsotis. The Company's other executive officers have substantial experience and expertise in the Company's business and have made significant contributions to its growth and success.

ANTI-TAKEOVER MATTERS

     The Company's Certificate of Incorporation and Bylaws, as well as the General Corporation Law of the State of Delaware (the "DGCL"), contain provisions that may have the effect of discouraging a proposal for a takeover of the Company. These include a provision in the Company's Certificate of Incorporation authorizing the issuance of "blank check" preferred stock and provisions in the Company's Bylaws establishing advance notice procedures with respect to certain stockholder proposals and requiring that action taken to remove a director without cause be approved either by an 80% vote of the Board of Directors or an 80% vote of the stockholders. The Company's Bylaws may be amended by a vote of 80% of the Board of Directors, subject to repeal by a vote of 80% of the stockholders. In addition, Section 203 of the DGCL limits the ability of a Delaware corporation to engage in certain business combinations with interested stockholders.

SHARES ELIGIBLE FOR FUTURE SALE

     No prediction can be made as to the effect, if any, that future sales of Common Stock, or the availability of shares for future sales, will have on the market price of the Common Stock prevailing from time to time. Sales of substantial amounts of Common Stock, or the perception that such sales could occur, could adversely affect prevailing market prices for the Common Stock. Upon completion of the Offering, the Company will have 20,699,892 shares of Common Stock outstanding. Of these shares, 8,481,179 shares, including the 2,150,000 shares sold in the Offering, will be freely transferable by persons other than affiliates of the Company, without restriction or further registration under the Securities Act of 1933, as amended. The Company and all of its executive officers and directors and the Selling Stockholders have agreed that, for a period of 120 days following the date of this Prospectus, they will not, without the prior written consent of Smith Barney Inc., offer, sell, grant any option to purchase or otherwise dispose of Common Stock or any securities convertible into or exchangeable for Common Stock. After the termination of such 120-day period, 12,218,713 shares of Common Stock may be sold only if registered under the Act or pursuant to certain volume and other limitations under Rule 144 applicable to affiliates or pursuant to another exemption from registration under the Act. See "Underwriting."

POTENTIAL VOLATILITY OF STOCK PRICE

     The Common Stock is quoted on the Nasdaq National Market. The market price of the Common Stock could be subject to significant fluctuations in response to operating results and other factors. In addition, the stock market in recent years has experienced extreme price and volume fluctuations that often have been unrelated or disproportionate to the operating performance of companies. These fluctuations, as well as general economic and market conditions, may adversely affect the market price of the Common Stock. In addition, the absence or discontinuance of the listing of the Common Stock on the Nasdaq National Market could adversely affect the liquidity and price of the Common Stock. See "Price Range of Common Stock and Dividend Policy."

                                   USE OF PROCEEDS

     The net proceeds to be received by the Company from the sale of 215,000 shares of Common Stock offered by the Company herein (assuming an Offering price of $22.33 per share and after deducting underwriting discounts and commissions and estimated Offering expenses payable by the Company) are approximately $4,000,000. The Company intends to use such net proceeds for working capital and general corporate purposes. The Company will not receive any of the proceeds from the sale of 1,935,000 shares of Common Stock offered by the Selling Stockholders. See "Principal and Selling Stockholders."

                   PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

PRICE RANGE OF STOCK

     The Company's Common Stock is presently traded on the Nasdaq National Market under the symbol "FOSL." Quotation of the Company's Common Stock began on the Nasdaq National Market on April 8, 1993.

     The following table sets forth the range of quarterly high and low sales prices per share of the Company's Common Stock as quoted on the Nasdaq National Market for the periods indicated. Such prices have been rounded to the nearest trading fraction on the Nasdaq National Market and adjusted to reflect the 3-for-2 Stock Dividend. As of April 7, 1998, the last reported price of the Company's Common Stock on the Nasdaq National Market was $22.33.



                                                               HIGH           LOW
                                                               ----           ---
FISCAL YEAR BEGINNING JANUARY 4, 1998:

     First Quarter. . . . . . . . . . . . . . . . . . .     $  21 5/8      $  14 1/2
     Second Quarter (through April 7, 1998) . . . . . .        22 3/8         21 1/4

FISCAL YEAR BEGINNING JANUARY 1, 1997:

     First Quarter. . . . . . . . . . . . . . . . . . .     $   9 3/4       $  7
     Second Quarter . . . . . . . . . . . . . . . . . .        11 7/8          8 1/4
     Third Quarter. . . . . . . . . . . . . . . . . . .        15 1/2         11
     Fourth Quarter . . . . . . . . . . . . . . . . . .        17 7/8         11

FISCAL YEAR BEGINNING JANUARY 1, 1996:

     First Quarter. . . . . . . . . . . . . . . . . . .     $   7 1/2          4 1/2
     Second Quarter . . . . . . . . . . . . . . . . . .        10 7/8          6 1/2
     Third Quarter. . . . . . . . . . . . . . . . . . .         9 3/4          4 7/8
     Fourth Quarter . . . . . . . . . . . . . . . . . .        10 1/2          7 5/8



     As of March 31, 1998, the Company estimates that there were approximately 1,800 beneficial owners of the Company's Common Stock, represented by approximately 120 holders of record.

DIVIDEND POLICY

     The Company expects that it will retain all available earnings generated by its operations for the development and growth of its business and does not anticipate paying any cash dividends in the foreseeable future. Any future determination as to dividend policy will be made at the discretion of the Board of Directors of the Company and will depend on a number of factors, including the future earnings, capital requirements, financial condition and future prospects of the Company and such other factors as the Board of Directors may deem relevant.

     The Company declared the 3-for-2 Stock Dividend on March 4, 1998, effected as a fifty percent (50%) stock dividend payable on April 8, 1998 to all stockholders of record on March 25, 1998.

                                    CAPITALIZATION

     The following table sets forth as of January 3, 1998 the capitalization of the Company on an actual basis and as adjusted to give effect to the sale by the Company of 215,000 shares of Common Stock offered hereby at an assumed public offering price of $22.33 per share (as of April 7, 1998) and the application of the estimated net proceeds to the Company therefrom as described in "Use of Proceeds." The information in this table should be read in conjunction with the financial statements and related notes incorporated by reference in this Prospectus.




                                                                                JANUARY 3, 1998
                                                                           ---------------------------
                                                                             ACTUAL       As Adjusted
                                                                           -----------   -------------
                                                                                (IN THOUSANDS)
Cash . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          $  21,104     $  25,156
                                                                            ----------    ----------
                                                                            ----------    ----------

Current liabilities (bank notes payable) . . . . . . . . . . . . .          $   7,862         7,862
Stockholder's equity:. . . . . . . . . . . . . . . . . . . . . . .
   Common stock, par value $0.01 per share, shares issued and
    outstanding - 20,308,503 (20,523,503 as adjusted) (1). . . . .                203           205
   Additional paid-in capital. . . . . . . . . . . . . . . . . . .             26,021        30,071
   Retained earnings . . . . . . . . . . . . . . . . . . . . . . .             71,257        71,257
   Cumulative translation adjustment . . . . . . . . . . . . . . .             (2,218)       (2,218)
                                                                            ----------    ----------
   Total stockholders' equity. . . . . . . . . . . . . . . . . . .             95,263        99,315
                                                                            ----------    ----------
         Total capitalization. . . . . . . . . . . . . . . . . . .          $ 103,125     $ 107,177
                                                                            ----------    ----------
                                                                            ----------    ----------



---------------
(1) Excludes 1,984,810 shares of Common Stock that are issuable under outstanding options as of the date hereof.

                       MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                    FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     Since the Company's origination in 1984, sales growth has been principally attributable to increased sales of FOSSIL brand watches both domestically and in a growing number of international markets. Adding to the Company's sales growth has been the addition of FOSSIL brand leather goods and sunglasses, the diversification into FOSSIL outlet and retail stores and the introduction of accessories and watches under other owned brands (RELIC and FSL). Increased sales volume has also been generated through leveraging the Company's infrastructure of sourcing, design and developmental systems for the production of its products for premium and corporate gift programs as well as under the names of internationally recognized designers, specialty retailers, entertainment companies and theme restaurants. The Company's products are marketed internationally mainly though major department stores and specialty retailers. The Company maintains sales and distribution offices in the United States, Germany, Italy, Japan, Spain and Hong Kong. In addition to sales through the Company's offices, the Company also currently distributes its products to over 60 additional countries through licensed distributors.

1997 HIGHLIGHTS

- Sales volume of FOSSIL Blue, a line of mainly metal-bracelet, water resistant sport watches first introduced in mid-1996, accounted for nearly half of the Company's FOSSIL brand watch business domestically.

- A line of stainless steel watches, FOSSIL Steel, and chronograph look watches, BLUE TEQ, were introduced under the FOSSIL brand in mid- and late-1997, respectively. Both of these introductions were well received by the consumer and positively impacted sales volumes.

- Sunglass sales were negatively impacted as a multitude of competitors entered the marketplace driving supply above apparent consumer demand. The Company quickly reacted to the market conditions, by producing a new sunglass line with a wider breadth of price points and design.

- The Company opened three additional FOSSIL retail stores in high traffic, international destination type malls bringing the total number of mall-based retail stores to six at the end of the year.

- Several multi-year license agreements were awarded to companies for the use of the FOSSIL brand name on their products. These included FOSSIL brand underwear and lounge wear for the domestic market introduced in late 1997, FOSSIL brand apparel in Japan to be introduced during 1998 and FOSSIL brand outerwear to be introduced domestically during 1999.

- The Company entered into a worldwide, multi-year license agreement with Giorgio Armani for the rights to design, produce and market a line of EMPORIO ARMANI watches. Distribution began in September 1997.

- The Company acquired the remaining 40% of the capital stock of its distribution company covering Italy and the remaining 35% of the capital stock of one of the Company's four main watch assembly factories.

RESULTS OF OPERATIONS

     The following table sets forth, for the periods indicated: (i) the percentages of the Company's net sales represented by certain line items from the Company's consolidated statements of income and (ii) the percentage changes in these line items between the years indicated.


                                                           FISCAL YEAR ENDED
                                       ---------------------------------------------------------
                                                  PERCENTAGE                 PERCENTAGE
                                                    CHANGE                     CHANGE
                                                  FROM YEAR                  FROM YEAR
                                         1997       1996           1996         1995       1995
                                       -------   ------------    -------    ------------  -------
Net sales . . . . . . . . . . . .      100.0%       18.9%        100.0%         13.7%     100.0%
Cost of sales . . . . . . . . . .      (52.0)       18.0         (52.4)          9.8      (54.2)
                                       ---------------------------------------------------------
Gross profit. . . . . . . . . . .       48.0        19.9          47.6          18.3       45.8
Operating expenses. . . . . . . .      (33.9)       12.6         (35.8)         18.0      (34.5)
                                       ---------------------------------------------------------
Operating income. . . . . . . . .       14.1        42.0          11.8          19.1       11.3
Interest expense. . . . . . . . .       (0.4)      (20.7)         (0.6)          7.9       (0.6)
Other income (expense). . . . . .       (0.6)    (1077.6)            -        (116.0)       0.4
Income before income taxes. . . .       13.1        39.5          11.2          14.4       11.1
Income taxes:
  Federal, state, foreign . . . .       (5.4)       39.8          (4.6)         16.9       (4.4)
                                       ---------------------------------------------------------
Net income. . . . . . . . . . . .        7.7%       39.4%          6.6%         12.7%       6.7%
                                       ---------------------------------------------------------
                                       ---------------------------------------------------------

     The following table sets forth certain components of the Company's consolidated net sales and the percentage relationship of the components to consolidated net sales for the years indicated (in millions, except percentage data):


                                                                 FISCAL YEAR ENDED
                                       ------------------------------------------------------------------
                                        1997        1996         1995          1997       1996       1995
                                       -----       -----        -----         -----       -----     -----

International:
Europe. . . . . . . . . . . . . .     $ 45.2     $  45.9       $  40.0          18.4%      22.3%     22.1%
Other . . . . . . . . . . . . . .       30.8        15.2          18.7          12.6        7.4      10.3
                                     --------------------------------------------------------------------
Total international . . . . . . .       76.0        61.1          58.7          31.0       29.7      32.4
                                     --------------------------------------------------------------------

Domestic:
Watch products. . . . . . . . . .      101.2        86.4          89.4          41.3       41.9      49.4
Other products. . . . . . . . . .       47.6        44.5          25.7          19.5       21.6      14.2
                                     --------------------------------------------------------------------
Total . . . . . . . . . . . . . .      148.8       130.9         115.1          60.8       63.5      63.6
Stores. . . . . . . . . . . . . .       20.0        13.9           7.3           8.2        6.8       4.0
                                     --------------------------------------------------------------------
Total domestic. . . . . . . . . .      168.8       144.8         122.4          69.0       70.3      67.6
                                     --------------------------------------------------------------------

Total net sales . . . . . . . . .    $ 244.8     $ 205.9       $ 181.1         100.0%     100.0%    100.0%
                                     --------------------------------------------------------------------
                                     --------------------------------------------------------------------



     NET SALES. Worldwide sales volume of FOSSIL branded watches showed strong gains in the later half of 1996 and throughout 1997 due primarily to the increase of metal bracelet watches in the Company's sales mix and the popularity of two FOSSIL watch lines, FOSSIL Blue and FOSSIL Steel. Metal bracelet watches have increased significantly as a percentage of the Company's watch mix in response to a dramatic shift in consumer preference away from leather strap watches during 1995. Sales of non-branded watches used for premium incentives and watches sold under certain license agreements also positively impacted net sales during 1997. Leather and sunglass product sales, that comprise the majority of the domestic: Other Products sales line in the above table, both contributed significantly to overall sales increases in 1996. While the Company continued to increase its market share in leather goods during 1997, sunglass sales declined. Sales increases in the sunglass line improved dramatically, however, in the fourth quarter of 1997, increasing approximately 20% over the prior year same period. The Company entered into owned retail operations in early 1995. At the end of 1997, the Company had 27 outlet store locations and 6 mall-based locations throughout the U.S. Growth in the number of store locations, as well as increases in same store sales, have added to sales growth in 1996 and 1997. Management anticipates that sales volumes will continue to increase in 1998 at approximately the 1997 rate with the exception of the second quarter which will likely fall below the average 1997 growth rate. During the second quarter of 1997, the Company had a one-time international-based sale amounting to approximately $6 million of non-branded watches used as a premium incentive. Sales increases during 1998 will likely stem from continued sales momentum across the Company's product lines and geographic regions.

     GROSS PROFIT. Gross profit margins increased over the past two years from 45.8% in 1995, to 47.6% in 1996, to 48.0% in 1997. The increases in gross profit margin are primarily attributable to an increase in the amount of the Company's watch products supplied by its majority-owned assembly facilities and increases in sales through the Company-owned retail locations. Additionally, during 1996 and 1997, the Company's purchase cost of certain watch components decreased due to the strength of the U.S. dollar over the Japanese Yen. Management believes that the Company's gross profit margins in 1998 will approximate 1997 levels.

     OPERATING EXPENSES. Total selling, general and administrative expenses as a percentage of net sales were 33.9% in 1997 compared to 35.8% in 1996 and 34.5% in 1995. The aggregate increases in operating expenses were due primarily to costs necessary to support increased sales volumes and operating costs of both new ventures and from the Company's increasing outlet and retail store locations. Operating expense ratios were positively impacted in 1997 by leveraging expenses against higher sales volumes and as a result of the reduction in operating expenses incurred in France and the United Kingdom, where the Company has curtailed its owned operations in favor of sales through independent distributors. Management believes the operating expense ratio for 1998 will marginally improve as a result of leveraging fixed costs on higher sales volumes and layering on sales of certain licensed brand name watches with only minimal infrastructure increases.

     OTHER INCOME (EXPENSE). Other income (expense) typically reflects the minority interests in the profit (loss) of the Company's majority-owned operations. Other income (expense) has moved from an income item in 1995 to an expense item in 1997. The fluctuation in this income statement line item has generally been impacted by unusual charges. Other income in 1995 was positively impacted by the income recognition of approximately $1.6 million, recorded from non-recurring consulting services performed and from insurance proceeds related to a fire at one of the Company's operations. During 1996, income derived from refunds from certain prior year duty payments in addition to interest income substantially offset minority interest expense. In 1997, the net expense was primarily a result of legal settlements of approximately $700,000 as well as increased foreign currency losses due primarily to the strength of the U.S. dollar.

     PROVISION FOR INCOME TAXES. In 1997 and 1996, the Company's effective tax rate was approximately 41.0% compared to 40.1% in 1995. The 1996 increase resulted primarily from losses incurred in countries where the Company had commenced operations in 1996 and late 1995. The Company will not recognize any tax benefits in these countries until realization is assured. Effective tax rates have also risen as the Company accrued taxes at U.S. tax rates in certain lower tax jurisdictions in anticipation of possible repatriation of earnings. Management believes that the effective tax rate during 1998 will approximate 1997 levels.

EFFECTS OF INFLATION

     Management does not believe that inflation has had a material impact on results of operations for the periods presented. Substantial increases in costs, however, could have an impact on the Company and the industry. Management believes that, to the extent inflation affects its costs in the future, the Company could generally offset inflation by increasing prices if competitive conditions permit.

YEAR 2000 COMPLIANCE

     Computer programs that were written using two digits rather than four digits to define the applicable year may recognize a date using "00" as the year 1900 rather than the year 2000. This result is commonly referred to as the "Year 2000" problem. The Year 2000 problem could result in information system failures or miscalculations. Beginning in 1997, the Company initiated a program to evaluate whether internally developed and/or purchased computer programs that utilize embedded date codes could experience operational problems when the year 2000 is reached. The scope of this effort addressed internal computer systems and supplier capabilities. The Company is completing an extensive review of its businesses to determine whether or not purchased and internally developed computer programs are Year 2000 compliant, as well as the remedial action and related costs associated with any required modifications or replacements. A significant amount of information has been collected and analyzed as part of this review; however, the process will not be completed until the end of fiscal year 1998. The Company plans to complete all remediation efforts for its critical systems prior to the year 2000. Based upon its evaluation to date, management currently believes that, while the Company will incur internal and external costs to address the Year 2000 problem, such costs will not have a material impact on the operations, cash flows or financial condition of the Company in future years.

LIQUIDITY AND CAPITAL RESOURCES

     The Company's general business operations historically have not required significant capital expenditures. The Company built out 29 store locations during 1996 and 1995, totaling $3.9 million in leasehold improvement expenditures. During 1997, four additional store locations were added in addition to the construction of a 138,000 sq. ft. warehouse and distribution facility. The construction costs of the new facility were approximately $4.4 million. Long-term financing of $5.0 million was obtained in 1994 to cover building projects of which $4.4 million was outstanding at year-end. During January 1998, the Company paid this long-term credit facility in full with available cash. Short-term credit facilities totaling approximately $43.0 million are available to the Company for general working capital needs of which $3.5 million was outstanding at the end of 1997. Management believes the Company's financial position remains extremely strong. Working capital of $70.6 million and net cash balances (defined as cash and cash equivalents less current notes payable) of $13.2 million existed at the end of fiscal 1997 compared to working capital of $59.9 million and net cash balances of $1.5 million as of December 31, 1996. Management believes that cash flow from operations and existing credit facilities will be sufficient to satisfy its capital expenditure requirements for at least 12 months.

NEW ACCOUNTING STANDARDS

     The Financial Accounting Standards Board issued four new standards during 1997 that require additional financial reporting disclosures. See Note 1 to the Consolidated Financial Statements of the Company incorporated by reference in this Prospectus for a discussion of the new standards. The Company does not expect the adoption of these standards to have a material impact on its financial condition or results of operations.

FORWARD-LOOKING STATEMENTS

     Included within management's discussion of the Company's operating results and this prospectus, are forward- looking statements were made regarding expectations for 1998. The actual results may differ materially from those expressed by these forward-looking statements. Significant factors that could cause the Company's 1998 operating results to differ materially from management's current expectations include, among other items, significant changes in consumer spending patterns or preferences, competition in the Company's product areas, international in comparison to domestic sales mix, changes in foreign currency valuations in relation to the United States Dollar, principally the German Mark, Italian Lira and Japanese Yen, an inability of management to control operating expenses in relation to net sales without damaging the long-term direction of the Company and the risks and uncertainties set forth in "Risk Factors" included herein.

SELECTED QUARTERLY FINANCIAL DATA

     The table below sets forth selected quarterly financial information. The information is derived from unaudited consolidated financial statements of the Company and includes, in the opinion of management, all normal and recurring adjustments that management considers necessary for a fair statement of results for such periods. The operating results for any quarter are not necessarily indicative of results for any future period.



                                                                                      FISCAL YEAR 1997
                                                                  -------------------------------------------------------
                                                                         ($ IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                                                    1ST QTR       2ND QTR         3RD QTR       4TH QTR
                                                                  -----------   -----------     -----------   -----------
Net sales. . . . . . . . . . . . . . . . . . . . . . . . .         $ 47,449      $ 56,932        $ 61,013      $ 79,404
Gross profit . . . . . . . . . . . . . . . . . . . . . . .           23,195        26,305          29,690        38,338
Operating expenses . . . . . . . . . . . . . . . . . . . .           17,735        19,527          19,875        25,781
                                                                  -------------------------------------------------------
Operating income . . . . . . . . . . . . . . . . . . . . .            5,460         6,778           9,815        12,557
Income before income taxes . . . . . . . . . . . . . . . .            5,041         6,137           9,303        11,670
Provision for income taxes . . . . . . . . . . . . . . . .            2,067         2,503           3,793         4,846
                                                                  -------------------------------------------------------
Net income . . . . . . . . . . . . . . . . . . . . . . . .         $  2,974      $  3,634        $  5,510      $  6,824
Basic earnings per share . . . . . . . . . . . . . . . . .         $   0.15      $   0.18        $   0.27      $   0.34
Diluted earnings per share . . . . . . . . . . . . . . . .         $   0.15      $   0.18        $   0.26      $   0.32

Gross profit as a percentage of net sales. . . . . . . . .             48.9%         46.2%           48.7%         48.3%
Operating expenses as a percentage of net sales. . . . . .             37.4%         34.3%           32.6%         32.5%
Operating income as a percentage of net sales. . . . . . .             11.5%         11.9%           16.1%         15.8%


                                                                                      FISCAL YEAR 1996
                                                                  -------------------------------------------------------
                                                                         ($ IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                                                     1ST QTR      2ND QTR         3RD QTR       4TH QTR
                                                                  -----------   -----------     -----------   -----------
Net sales. . . . . . . . . . . . . . . . . . . . . . . . .         $ 42,909      $ 45,238        $ 52,821      $ 64,931
Gross profit . . . . . . . . . . . . . . . . . . . . . . .           19,036        22,463          25,756        30,783
Operating expenses . . . . . . . . . . . . . . . . . . . .           14,787        17,862          18,478        22,538
                                                                  -------------------------------------------------------
Operating income . . . . . . . . . . . . . . . . . . . . .            4,249         4,601           7,278         8,245
Income before income taxes . . . . . . . . . . . . . . . .            3,902         4,464           6,491         8,183
Provision for income taxes . . . . . . . . . . . . . . . .            1,562         1,880           2,661         3,346
                                                                  -------------------------------------------------------
Net income . . . . . . . . . . . . . . . . . . . . . . . .         $  2,340      $  2,584        $  3,830      $  4,837
Basic earnings per share . . . . . . . . . . . . . . . . .         $   0.12      $   0.13        $   0.19      $   0.24
Diluted earnings per share . . . . . . . . . . . . . . . .         $   0.12      $   0.13        $   0.19      $   0.24

Gross profit as a percentage of net sales. . . . . . . . .             44.4%         49.7%           48.8%         47.4%
Operating expenses as a percentage of net sales. . . . . .             34.5%         39.5%           35.0%         34.7%
Operating income as a percentage of net sales. . . . . . .              9.9%         10.2%           13.8%         12.7%

     While the majority of the Company's products are not seasonal in nature, a significant portion of the Company's net sales and operating income are generally derived in the second half of the year. The Company's fourth quarter, which includes the Christmas season, typically generates in excess of 30% of the Company's annual operating income, while the first quarter generally accounts for less than 20% of the annual operating income. The amount of net sales and operating income generated during the first quarter is affected by the levels of inventory held by retailers at the end of Christmas season, as well as general economic conditions and other factors beyond the Company's control. In general, high levels of inventory at the end of the Christmas season may have an adverse effect on net sales and operating income in the first quarter as a result of lower levels of restocking orders placed by retailers. Management currently believes that the Company's inventory levels at its major customers as of the end of 1997 were not substantially above or below targeted levels and therefore should not significantly impact retailers restocking orders in the first quarter of 1998. As the Company increases the amount of owned outlet and retail stores, it would generally amplify the Company's seasonality by decreasing the Company's operating income in the first quarter and increasing the operating income in the fourth quarter. The results of operations for a particular quarter may also vary due to a number of factors, including retail, economic and monetary conditions, timing of orders or holidays and the mix of the products sold by the Company. During the 1997 second quarter gross profit margins decreased principally as a result of the low gross profit margin realized on the significant sale of the non-branded premium watches.

                                       BUSINESS

GENERAL

     The Company is a leader in the design, development, marketing and distribution of contemporary, high quality fashion watches and accessories. The Company developed the FOSSIL brand name to convey a distinctive fashion, quality and value message and a brand image reminiscent of "America in the 1950s" that suggests a time of fun, fashion and humor. Since its inception in 1984, the Company has grown from its original flagship FOSSIL watch product into a diversified company offering an extensive line of fashion watches that includes its RELIC and FSL brands as well as complementary lines of small leather goods, belts, handbags and sunglasses under certain of the Company's brands. In addition to developing its own brands, the Company leverages its development and production expertise by designing and manufacturing private label products for some of the most prestigious companies in the world, including national retailers, entertainment companies and theme restaurants. The Company's successful expansion of its product lines has contributed to its increasing net sales and operating profits. In fiscal 1997, net sales increased approximately 18.9% from fiscal 1996 to $244.8 million and operating income increased approximately 42.0% from fiscal 1996 to $34.6 million.

     The Company has further capitalized on the increasing awareness of the FOSSIL brand by entering into various license agreements for other categories of fashion accessories and apparel, such as men's underwear and lounge wear and, most recently, outerwear under the FOSSIL brand. In addition, the Company licenses the brands of other companies in order to further leverage its infrastructure. For example, the Company recently entered into a multi-year license agreement with Giorgio Armani to design, manufacture, distribute and market a line of EMPORIO ARMANI watches.

     The Company sells its products in approximately 15,000 retail locations in the United States through a diversified distribution network that includes approximately 2,000 department store doors, such as Federated/Macy's, May Department Stores and Dillard's for its FOSSIL brand and JCPenney and Sears for its RELIC brand, as well as approximately 13,000 specialty retail locations.
The Company also sells its products through a network of 34 Company-owned stores within the United States, with seven retail stores located in premier retail malls and 27 outlet stores located in major outlet malls.

     The Company's products are sold to department stores and specialty retail stores in over 70 countries worldwide through Company-owned foreign sales subsidiaries and through a network of approximately 50 independent distributors. The Company's foreign operations include a presence in Europe, South and Central America, the Caribbean, Canada, the Far East, Australia and the Middle East. In addition, the Company's products are offered at retail locations in major airports in the United States, on cruise ships and in independently-owned, authorized FOSSIL retail stores and kiosks in certain international markets. International sales accounted for approximately 30% of the Company's net sales in fiscal 1997.

INDUSTRY OVERVIEW

WATCH PRODUCTS

     The Company believes that the current market for watches in the United States can be divided into four segments. One segment of the market consists of fine watches characterized by internationally known brand names, such as Concord, Piaget and Rolex. Watches offered in this segment are usually made of precious metals or stainless steel and may be set with precious gems. These watches are often manufactured in Switzerland and are sold by trade jewelers and in the fine jewelry departments of better department stores and other purveyors of luxury goods at retail prices ranging from $1,500 to $20,000. A second segment of the market consists of fine premium branded and designer watches manufactured in Switzerland and the Far East such as Gucci, Rado, Raymond Weil, Seiko and Swiss Army. These watches are sold at retail prices generally ranging from $150 to $1,500. The Company's EMPORIO ARMANI line generally competes in this market segment. A third segment of the market consists of watches sold by mass marketers, which include certain watches sold under the Timex brand name as well as certain watches sold by Armitron under various brand names and labels. Retail prices in this segment range from $5 to $40.

     The fourth segment of the market consists of moderately priced watches characterized by contemporary fashion and well known brand names. Moderately priced watches are typically manufactured in Japan or Hong Kong and are sold by department stores and specialty stores at retail prices ranging from $40 to $150. This market segment is targeted by the Company and its principal competitors, including the companies that market watches under the Guess?, Anne Klein II and Swatch brand names, whose products attempt to reflect emerging fashion trends in accessories and apparel. Some of the watches in this sector are manufactured under license agreements with companies that market watches under various brand names, including Guess?, Anne Klein II and Kenneth Cole. The Company believes that one reason for the growth of this sector has been that fashion-conscious consumers have increasingly come to regard branded fashion watches not only as time pieces but also as fashion accessories. This trend has resulted in consumers owning multiple watches that may differ significantly in terms of style, features and cost.

FASHION ACCESSORIES

     The Company believes that the fashion accessories market in the United States includes products such as small leather goods, handbags, belts, eyewear, neckwear, underwear, lounge wear, costume jewelry, gloves, hats, hosiery and socks. The Company believes that one reason for the growth in this line of business is that consumers are becoming more aware of accessories as fashion statements, and as a result, are purchasing brand name, quality items that complement other fashion items. These fashion accessory products are generally marketed through mass merchandisers, department stores and speciality shops, depending upon price and quality. Higher price point items include products offered by Coach, Dooney & Burke, Ralph Lauren and Donna Karan.

     Moderately priced fashion accessories are typically marketed in department stores and are characterized by contemporary fashion and well
known brand names at reasonable price points, such as FOSSIL and RELIC.   The
Company currently offers small leather goods, handbags, belts, eyewear for both men and women and men's underwear and lounge wear through department stores and specialty retailers in the moderate to upper-moderate price range. Companies such as Calvin Klein, Tommy Hilfiger, Guess?, Nine West, Kenneth Cole and Liz Claiborne currently operate in this market.

BUSINESS STRATEGY

     The Company's long-term goal is to capitalize on the strength of its growing consumer brand recognition and capture an increasing share of a growing number of markets by providing consumers with fashionable, high quality, value-driven products. In pursuit of this goal, the Company has adopted operating and growth strategies that provide the framework for the Company's future growth, while maintaining the consistency and integrity of its brands.

OPERATING STRATEGY

- FASHION ORIENTATION AND DESIGN INNOVATION. The Company is able to market its products to consumers with differing tastes and lifestyles by offering a wide range of product categories at a variety of price points. The Company attempts to stay abreast of emerging fashion and lifestyle trends affecting accessories and apparel, and it responds to these trends by making adjustments in its product lines several times each year. The Company differentiates its products from those of its competitors principally through innovations in fashion details, including variations in the treatment of watch dials, crystals, cases, straps and bracelets for the Company's watches and innovative treatments and details in its other accessories.

- COORDINATED PRODUCT PROMOTION. The Company coordinates in-house product design, packaging, advertising and in-store presentations to more effectively and cohesively communicate to its target markets the themes and images associated with its brands. For example, many of the Company's FOSSIL brand products and certain of its accessory products are packaged in metal tins decorated with nostalgic "America in the 1950s" designs consistent with the Company's marketing strategy and product image. In addition, the Company generally markets its fashion accessory lines through the same distribution channels as its watch lines, using similar in-store presentations, graphics and packaging.

- PRODUCT VALUE. The Company's products provide value to the consumer by offering fashionable, high quality components and features at suggested retail prices generally below competitive products of comparable quality. The Company is able to offer its watches at a reasonable price point by manufacturing them principally in the Far East at lower cost than comparable quality watches manufactured in Switzerland. In addition, the Company is able to offer its accessories at reasonable prices because of its close relationships with manufacturers in the Far East. Unlike certain of its principal competitors, the Company does not pay royalties on most of its products, which the Company believes allows it to enjoy certain cost advantages that enhance its ability to achieve attractive profit margins.

- CAPTIVE SUPPLIERS. The Company owns a majority interest in a number of watch assemblers with locations in Hong Kong and China. In addition, the Company maintains close relationships with accessory manufacturers in the Far East. The Company believes these relationships create a significant competitive advantage, as they allow the Company to produce quality products, reduce the delivery time to market and improve overall operating margins.

- ACTIVELY MANAGE RETAIL SALES. The Company manages the retail sales process by monitoring customer sales and inventory levels by product category and style, primarily through EDI, and by assisting retailers in the conception, development and implementation of their marketing programs. As a result, the Company believes it enjoys close relationships with its principal retailers, often allowing it to influence the mix, quantity and timing of customer purchasing decisions.

- CENTRALIZED DISTRIBUTION. The Company distributes substantially all of its products sold in the United States and certain of its products sold in international markets from its warehouse and distribution center in Richardson, Texas. The Company also distributes its products to international markets from warehouse and distribution centers located in Germany, Italy and Japan. The Company believes its centralized distribution capabilities enable it to reduce inventory risk, increase flexibility in meeting the delivery requirements of its customers and maintain significant cost advantages as compared to its competitors.

GROWTH STRATEGY

- INTRODUCE NEW PRODUCTS. The Company continually introduces new products within its existing brands and through brand extensions to attract a wide range of consumers with differing tastes and lifestyles. For example, in mid-1996 the Company introduced its FOSSIL Blue line of watches, which in 1997 accounted for nearly half of the Company's FOSSIL brand domestic watch business. Following the introduction of FOSSIL Blue, the Company introduced watches under its FOSSIL Steel line in mid-1997, its BLUE TEQ line in late 1997 and its DRT brand in early 1998. In addition, the Company introduced its line of RELIC leather goods in 1997 and its line of nylon bags and FSL sport bags in early 1998.

- EXPAND INTERNATIONAL BUSINESS. The Company recently increased its efforts to align to FOSSIL brand watches sold internationally with its successful domestic assortments, including the FOSSIL Blue and FOSSIL Steel watch lines. The Company believes these efforts will increase its global brand recognition and allow it to leverage this recognition to successfully market the Company's accessory lines in international markets.

- ENTER INTO LICENSE AGREEMENTS. The Company leverages its brand recognition and its design and marketing expertise to expand the scope of its product offerings through the selective licensing of new product categories that complement its existing products. For example, the Company recently entered into a license agreement with London Fog Industries to offer FOSSIL outerwear.

- EXPAND RETAIL LOCATIONS. The Company is currently expanding its Company-owned FOSSIL retail and outlet locations to further strengthen its brand image. The Company currently operates 34 retail and outlet stores and plans to open an additional three retail stores and five outlet stores in 1998. The Company also intends to continue to offer its products through additional independently-owned, authorized FOSSIL retail stores in airports, on cruise ships and in international markets.

- LEVERAGE INFRASTRUCTURE. The Company believes it has the design, marketing, manufacturing and distribution infrastructure in place to allow it to manage and grow its businesses. The Company continues to develop additional products and brands and seeks additional businesses and products to complement its existing business and allow it to leverage its existing infrastructure.

PRODUCTS

     The Company designs, develops, markets and distributes fashion watches and accessories, including sunglasses, small leather goods, belts and handbags, principally under the FOSSIL, RELIC and FSL brand names.

WATCH PRODUCTS

     In 1986, the Company introduced FOSSIL watches, its flagship product. The Company introduced its RELIC watches in 1990 and introduced its FSL watches in 1995. Since 1986, the Company has also contracted with retailers and other customers for the manufacture of watches primarily for sale under private labels. Sales of the Company's watches for fiscal years 1997, 1996 and 1995 accounted for approximately 72.4%, 71.9% and 83.6%, respectively, of the Company's gross sales.

     The following table sets forth certain information with respect to the Company's watches:


                    SUGGESTED PRICE                                         DISTRIBUTION
 WATCH BRANDS       POINT RANGE          AVERAGE PRICE                      CHANNELS                            BRAND NAMES
 ------------       ---------------      -------------                      ------------                        -----------
 FOSSIL             $  45-120            $  73               Major dept. stores (Dayton Hudson Corp.,  BLUE TEQ, Dress, DRT, FOSSIL
                                                             Dillard's, Federated/Macy's, May Dept.    Steel, FOSSIL Blue, Limited
                                                             Stores, Mercantile Stores Company, Inc.,  Edition, Skeleton & Vintage
                                                             Nordstrom, Inc. and Profitts)

 RELIC              $  30-75             $  55               Major retailers (Ames Dept. Stores,       Dressy, Metal Sport, Moon,
                                                             Bealls Dept. Stores, JCPenney, Kohl's     Novelty, Pendant, Pocket,
                                                             Department Stores, Inc., Montgomery       RELIC Wet, Skeleton, Sport
                                                             Ward & Co., Sears, Service Merchandise
                                                             Co., Inc., SRI, Uptons)

 FSL                $  30-150            $  60               Major dept. stores, specialty gift and    FSL
                                                             apparel and sport specialty stores



     PRIVATE LABEL AND PREMIUM PRODUCTS. The Company designs, markets and arranges for the manufacture of watches on behalf of certain retailers, entertainment companies, theme restaurants and other corporate customers such as Warner Bros. and Disney, as private label products or as premium and incentive items for use in various corporate events. Under this arrangement, the Company performs design and product development functions as well as acts as a sourcing agent for its customers by contracting for the manufacture of watches, managing the manufacturing process, inspecting the finished watches, purchasing the watches and arranging for their shipment to the United States. Participation in the private label and premium businesses provide the Company with certain advantages, including increased manufacturing volume, which may reduce the costs of manufacturing the Company's other watch products, and the strengthening of business relationships with its manufacturing sources. These lines provide income to the Company with reduced inventory risks and certain other carrying costs.

     LICENSED WATCHES. The Company has entered into a number of license agreements for the sale of collectible watches under the Company's brands. Under these agreements, the Company designs, manufactures and markets the goods bearing the trademarks, trade names and logos of various entities through major department stores within the Company's channels of distribution. Sales of collectible watches in 1997 included the NFL, Star Wars, the Beatles, Felix the Cat, James Bond, Mickey & Co. and I Love Lucy.

     EMPORIO ARMANI OROLOGI. In 1997, the Company entered into a multi-year, worldwide license agreement with Giorgio Armani for the manufacture, distribution and sale for a line of EMPORIO ARMANI watches. These products are sold through major department stores, specialty retailers and jewelry stores at retail prices generally ranging from $125 to $500.

FASHION ACCESSORIES

     In order to leverage the Company's design and marketing expertise and its close relationships with its principal retail customers, the Company has developed a line of sunglasses, men's and women's small leather goods, men's and women's belts, and handbags under the FOSSIL brand and selected fashion accessories under the RELIC and FSL brands. The Company currently sells its fashion accessories through a number of its existing major department store and specialty retail store customers. The Company generally markets its fashion accessory lines through the same distribution channels as its watch business, using similar in-store presentations, graphics and packaging. These fashion accessories are typically sold in locations adjacent to watch departments, which may lead to purchases by persons who are familiar with the Company's watches. Sales of the Company's accessory lines for fiscal years 1997, 1996 and 1995 accounted for approximately 26.4%, 26.5% and 15.2%, respectively of the Company's gross sales.

     SUNGLASSES. In 1995, the Company introduced a line of sunglasses sold under the FOSSIL brand name. The FOSSIL Sunwear collection offers designs for both men and women. The sunglass line features optical quality lenses in both plastic and metal frames, with classic and fashion styling similar to other FOSSIL products. Suggested retail prices for the Company's FOSSIL brand sunglasses generally range from $28 to $75 with an average price of $40.

     SMALL LEATHER GOODS AND BELTS. In 1992, the Company introduced a line of small leather goods and belts for women sold under the FOSSIL brand name. In July 1993, the Company introduced a line of small leather goods for men under the FOSSIL brand name and expanded the men's line to include belts in April 1994. These small leather goods are made of fine leathers and include items such as mini-bags, coin purses, key chains and wallets. Retail prices for the Company's FOSSIL brand small leather goods generally range from $15 to $70, with an average price of $40. Retail prices for the Company's FOSSIL brand men's and women's belts generally range from $20 to $45 with an average price of $30. In addition, the Company has introduced a line of small leather goods and belts under the RELIC brand name, with suggested retail prices generally ranging from $14 to $24.

     HANDBAGS. In 1996, the Company introduced a line of FOSSIL handbags and recently introduced an additional line of handbags under the FSL brand name. The Company's handbags are made of a variety of fine leathers and other materials. These products emphasize classic styles and incorporate a variety of creative designs. Suggested retail prices for the Company's handbags generally range from $35 to $170 with an average price of $100.

LICENSED PRODUCTS

     In order to complement the Company's existing line of products and to increase consumer awareness of the FOSSIL brand, the Company has entered into various license agreements for other categories of fashion accessories and apparel. These license agreements provide for royalty income to the Company based on a percentage of net sales and are subject to certain guaranteed minimum royalties.

     MEN'S UNDERWEAR AND LOUNGE WEAR. The Company entered into a multi-year license agreement with Tugaloo River Boxer Co. for the manufacture, marketing and sale of men's underwear, sleepwear and lounge wear in the United States under the FOSSIL brand. This product line was introduced in December 1997 and is available at better department stores and specialty retailers in the United States.

     APPAREL. The Company also entered into a multi-year license agreement with Itochu Fashion Systems Co., Ltd. for the manufacture, marketing and sale of various apparel items in Japan under the FOSSIL brand. These products are scheduled to be introduced in 1998 and include casual shirts, knit tops, pants, jackets and related separates for everyday wear.

     FUTURE PRODUCTS. The Company recently entered into a multi-year license agreement with London Fog for the manufacture, marketing and sale of outerwear in the United States under the FOSSIL brand. This line is currently scheduled to be introduced in 1999. In addition, the Company continually evaluates opportunities to expand its product offerings in the future to include other accessory or apparel lines that would complement its existing products.

DESIGN AND DEVELOPMENT

     The Company's products are created and developed by its in-house design staff in cooperation with various outside sources, including its manufacturing sources and component suppliers. Product design ideas are drawn from various sources and are reviewed and modified by the design staff to ensure consistency with the Company's existing product offerings and the themes and images that it associates with its products. Senior management is actively involved in the design process.

     In order to respond effectively to changing consumer preferences, the Company attempts to stay abreast of emerging lifestyle and fashion trends affecting accessories and apparel. In addition, the Company attempts to take advantage of the constant flow of information from the Company's customers regarding the retail performance of its products. The design staff reviews weekly sales reports provided by a substantial number of the Company's customers containing information with respect to sales and inventories by product category and style. Once a trend in the retail performance of a product category or style has been identified, the design and marketing staffs review their product design decisions to ensure that key features of successful products are incorporated into future designs. Other factors having an influence on the design process include the availability of components, the capabilities of the factories that will manufacture the products and the anticipated retail prices of and profit margins for the products.

     The Company differentiates its products from those of its competitors principally by incorporating into its product designs innovations in fashion details, including variations in the treatment of dials, crystals, cases and straps for the Company's watches and details and treatments of its other accessories. In certain instances, the Company believes that such innovations have allowed it to achieve significant improvements in consumer acceptance of its product offerings with only nominal increases in manufacturing costs. The Company believes that the substantial experience of its design staff will assist it in maintaining its current leadership position in watch design and in expanding the scope of its product offerings.

MARKETING AND PROMOTION

     The Company's current FOSSIL brand advertising themes aim at evoking nostalgia for the simpler values and more optimistic outlook of the 1950s through the use of images of cars, trains, airliners and consumer products that reflect the classic American tastes of the period. These images are carefully coordinated in order to convey the flair for fun, fashion and humor that the Company associates with its products. The Company's nostalgic "America in the 1950s" tin packaging concept for many of its watch products and certain of its accessories is an example of these marketing themes. The tins have become a signature piece to the FOSSIL image and have become popular with collectors.

     The Company participates in cooperative advertising programs with its major retail customers, whereby it shares the cost of certain of their advertising and promotional expenses. An important aspect of the marketing process involves the use of in-store visual support and other merchandising materials, including packages, signs, posters and fixtures. Through the use of these materials, the Company attempts to differentiate the space used to sell its products from other areas of its customers' stores. In addition, the Company frequently offers promotional gifts, such as T-shirts and caps, to consumers who purchase its products. The Company also provides its customers with a large number of preprinted, customized advertising inserts and from time to time stages promotional events designed to focus public attention on its products.

     The Company's in-house advertising department designs, develops and implements all aspects of the packaging, advertising, marketing and sales promotion of the Company's products. The advertising staff uses computer-aided design techniques to generate the images presented on product packaging and other advertising materials. The Company believes that the use of computers encourages greater creativity and reduces the time and cost required to incorporate new themes and ideas into effective product packaging and other advertising materials. Senior management is involved in monitoring the Company's advertising and promotional activities to ensure that themes and ideas are communicated in a cohesive manner to the Company's target audience.

     The Company advertises, markets and promotes its products to potential consumers through a variety of media, including catalog inserts, billboards and print media. The Company has advertised from time to time with billboards and other outdoor advertisements including bus panels in major metropolitan areas. The Company also periodically advertises in national fashion magazines such as GQ and GLAMOUR, as well as in trade publications such as WOMEN'S WEAR DAILY and DAILY NEWS RECORD.

SALES AND CUSTOMERS

     The Company sells its products in approximately 15,000 retail locations in the United States through a diversified distribution network that includes approximately 2,000 department store doors, such as Federated/Macy's, May Department Stores and Dillard's for its FOSSIL brand and JCPenney and Sears for its RELIC brand, as well as approximately 13,000 specialty retail locations. The Company also sells its product at Company-owned FOSSIL retail stores located at retail malls in the United States and sells certain of its products at Company-owned FOSSIL outlet stores located at major outlet malls throughout the United States. The Company also sells its products at retail locations in major airports in the United States, on cruise ships and in FOSSIL retail stores and kiosks in certain international markets. The Company generally does not have long-term contracts with any of its retail customers. All transactions between the Company and its retail customers are conducted on the basis of purchase orders, which generally require payment of amounts due to the Company on a net 30-day basis.

     DEPARTMENT STORES. For fiscal years 1997, 1996 and 1995, domestic department stores accounted for approximately 45.2%, 46.6% and 40.5% of the Company's net sales, respectively. In addition, in the same periods, the Company's 10 largest customers represented approximately 45.0%, 47.0% and 46.0% of net sales, respectively. For fiscal year 1996, Dillard's accounted for approximately 10.0% of the Company's net sales. No other customer accounted for more than 10% of the Company's net sales in fiscal years 1997, 1996 and 1995. Certain of the Company's customers are under common ownership. Sales to the department store group under common ownership by Federated Department Stores accounted for approximately 10.8%, 11.1% and 11.8% of the Company's net sales in fiscal years 1997, 1996 and 1995, respectively. No other customer, when considered as a group under common ownership, accounted for more than 10% of the Company's net sales in fiscal years 1997, 1996 and 1995.

     INTERNATIONAL SALES. The Company's products are sold to department stores and specialty retail stores in over 70 countries worldwide through Company-owned foreign sales subsidiaries and through a network of approximately 50 independent distributors. The Company's foreign operations include a presence in Europe, South and Central America, the Caribbean, Canada, the Far East, Australia and the Middle East. Foreign distributors generally purchase products at uniform prices established by the Company for all international sales and resell them to department stores and specialty retail stores. The Company generally receives payment from its foreign distributors in United States currency. During the fiscal years 1997, 1996 and 1995, international and export sales accounted for approximately 31%, 30% and 32% of net sales, respectively.

     COMPANY-OWNED FOSSIL STORES. In 1995, the Company commenced operations of FOSSIL outlet stores at selected major outlet malls throughout the United States. The Company operated 27 outlet stores at the end of fiscal year 1997. These stores, which operate under the FOSSIL name, enable the Company to liquidate excess inventory and increase brand awareness. The Company's products in such stores are generally sold at discounts from 25% to 50% off the suggested retail price. The Company intends to open an additional five of these stores in 1998.

     In 1996, the Company commenced operations of full priced FOSSIL retail stores at some of the most prestigious retail malls in the United States in order to broaden the recognition of the FOSSIL brand name. The Company currently operates seven retail stores, located at Aventura Mall (Aventura, Florida), the Galleria (Dallas, Texas and Houston, Texas), The Mall at Short Hills (Millburn, New Jersey), The Mall of America (Minneapolis, Minnesota), Tuttle Crossing (Columbus, Ohio) and Woodfield Mall (Schaumburg, Illinois). These stores, which operate under the FOSSIL name, carry a full assortment of FOSSIL merchandise which is generally sold at the suggested retail price. The Company intends to open an additional three of these stores in 1998.

     OTHER SALES OUTLETS. In November 1995, the Company began offering various products for sale to consumers through America Online's Market Place. The Company currently offers products through a "storefront" on America Online that is connected to the Company's website. These products include selected FOSSIL watches, sunglasses and leather goods, as well as NFL and NBA licensed watches. In November 1996, the Company established its own website at www.fossil.com. In addition to offering selected FOSSIL products, the Company also provides Company news and information, product announcements and promotional contests on the website.

     SALES PERSONNEL. The Company historically has relied on in-house sales personnel for the FOSSIL brand. The Company utilizes independent sales representatives to help develop the market for the FSL watch line into sports specialty stores and to expand the distribution of RELIC watches to selected retailers and to promote the sale of the Company's leather goods to certain
specialty retailers.   As of the end of fiscal year 1997, the Company had 72
in-house sales and customer service employees and 58 independent sales representatives. The Company's in-house sales personnel receive a salary and, in some cases, a commission based on a percentage of gross sales attributable to specified accounts. Independent sales representatives generally do not sell competing product lines and are under contracts with the Company that are generally terminable by either party upon 30 days' prior notice. These independent contractors are compensated on a commission basis.

     CUSTOMER SERVICE. During the past several years, the retail industry has undergone significant consolidation. As a result of these developments, department stores and other major retailers have generally become more dependent on the resources and market expertise of their suppliers. The Company believes that this dependence has created opportunities for suppliers that provide superior service to their retail customers and are able to manage the retail sales process effectively. In order to take advantage of the opportunities presented by this increasing dependence, the Company has developed an approach to managing the retail sales process that involves monitoring its customers' sales and inventories by product category and style, primarily through EDI, and assisting in the conception, development and implementation of their marketing programs. For example, the Company reviews weekly selling reports prepared by certain of its principal customers and has established an active EDI program with certain of its customers. The Company also places significant emphasis on the establishment of cooperative advertising programs with its major retail customers. The Company believes that its management of the retail sales process has resulted in close relationships with its principal customers, often allowing it to influence the mix, quantity and timing of their purchasing decisions.

     The Company believes that its sales approach achieves high retail turnover in its products, which can result in attractive profit margins for its retail customers. The Company believes that the resulting profit margins for its retail customers encourage them to devote greater selling space to its products within their stores and enable the Company to work closely with buyers in determining the mix of products any store should carry. In addition, the Company believes that the buyers' familiarity with the Company's sales approach should facilitate the introduction of new products through its existing distribution network.

     The Company permits the return of damaged or defective products. In addition, although it has no obligation to do so, the Company accepts limited amounts of product returns from its customers in certain other instances. Accordingly, the Company provides allowances for the estimated amount of product returns. The allowances for product returns for the fiscal years 1997, 1996 and 1995 were $10,576,000, $8,854,000 and $9,034,000, respectively. Since 1990, the
Company has not experienced any returns in excess of the aggregate allowances therefor.

BACKLOG

     For fiscal year 1997, the Company had unfilled customer orders of approximately $16,223,000 compared to $15,852,000 and $14,340,000 for fiscal years 1996 and 1995, respectively. It is the practice of a substantial number of the Company's customers not to confirm orders by delivering a formal purchase order until a relatively short time prior to the shipment of goods. As a result, the amounts shown above include confirmed orders and orders that the Company believes will be confirmed by delivery of a formal purchase order. A majority of such amounts represent orders that have been confirmed. The remainder of such amounts represent orders that the Company believes, based on industry practice and prior experience, will be confirmed in the ordinary course of business. The Company's backlog at a particular time is affected by a number of factors, including seasonality and the scheduling of the manufacture and shipment of products. Accordingly, a comparison of backlog from period to period is not necessarily meaningful and may not be indicative of eventual actual shipments. In addition, the increased use and reliance on the EDI program in recent years has contributed to the decline in backlog in comparison to prior years.

MANUFACTURING

     The Company's products are manufactured to its specifications by independent contractors and by companies in which the Company holds a majority interest. Substantially all of the Company's watches are manufactured by approximately 22 factories located primarily in Hong Kong, and to a lesser extent in Japan and the United States Virgin Islands. The Company believes that its policy of outsourcing products allows it to achieve increased production flexibility while avoiding significant capital expenditures, build-ups of work-in-process inventory and the costs of managing a substantial production work force.

     The principal components used in the manufacture of the Company's watches are cases, crystals, dials, movements and straps. These components are obtained by the Company's manufacturing sources from a large number of suppliers located principally in Hong Kong, Japan, China, Taiwan, Italy and Korea. The Company estimates that the majority of the movements used in the manufacture of the Company's watches are supplied by two principal vendors. No other single component supplier accounted for more than 10% of component supplies in 1997. Although the Company does not normally engage in direct transactions with component suppliers, in some cases it actively reviews the performance of such suppliers and makes recommendations to its manufacturing sources regarding the sourcing of components. The Company does not believe that its business is materially dependent on any single component supplier.

     The Company believes that it has established and maintains close relationships with a number of watch manufacturers located in Hong Kong and
Japan.   In 1997, four separate watch manufacturers in which the Company holds a majority interest, each accounted for 10% or more of the Company's watch supplies. The loss of any one of these manufacturers could temporarily disrupt shipments of certain of the Company's watches. However, as a result of the number of suppliers from which the Company purchases its watches, the Company believes that it could arrange for the shipment of goods from alternative sources within approximately 30 days on terms that are not materially different from those currently available to the Company. Accordingly, the Company does not believe that the loss of any single supplier would have a material adverse effect on the Company's business. In general, however, the future success of the Company will depend upon its ability to maintain close relationships with its current suppliers and to develop long-term relationships with other suppliers that satisfy the Company's requirements for price and production flexibility.

     The Company's products are manufactured according to plans that reflect management's estimates of product performance based on recent sales results, current economic conditions and prior experience with manufacturing sources. The average lead time from the commitment to purchase products through the production and shipment thereof ranges from two to three months in the case of watches, from three to six months in the case of sunglasses and from three to four months in the case of leather goods. The Company believes that the close relationships that it has established and maintains with its principal manufacturing sources constitute a significant competitive advantage and allow it to quickly and efficiently introduce innovative product designs and alter production in response to the retail performance of its products.

QUALITY CONTROL

     The Company's quality control program attempts to ensure that its products meet the standards established by its design staff. Samples of products are inspected by the Company prior to the placement of orders with manufacturing sources to ensure compliance with its specifications. The operations of the Company's manufacturing sources located in Hong Kong are monitored on a periodic basis by Fossil (East) Limited, a wholly owned subsidiary of the Company ("Fossil East"). Substantially all of the Company's watches and certain of its other accessories are inspected by personnel of Fossil East or by the manufacturer prior to shipment to the Company. In addition, the Company performs quality control checks on its products upon receipt at the Company's facility.

DISTRIBUTION

     Upon completion of manufacturing, the Company's products are shipped to its warehousing and distribution centers in Richardson, Texas, Italy, Japan and Germany from which they are shipped to customers in selected markets. Since July 1997, the Company has owned and operated a warehouse and distribution facility in Richardson, Texas, adjacent to the Company's headquarters, to maximize the Company's inventory management and distribution capabilities.

     The Company's warehouse and distribution facility is operated in a special purpose subzone established by the United States Department of Commerce Foreign Trade Zone Board. As a result of the establishment of the subzone, the Company enjoys certain economic and operational advantages: (i) the Company may not have to pay duty on imported merchandise until it leaves the subzone and enters the United States market, (ii) the Company does not pay any United States duty on merchandise if the imported merchandise is subsequently re-exported, and (iii) the Company does not pay local property tax on inventory located within the subzone.

MANAGEMENT INFORMATION SYSTEMS

     INVENTORY CONTROL. The Company maintains inventory control systems at its facilities that enable it to track each item of merchandise from receipt from its manufacturing sources, through shipment to its customers. To facilitate this tracking, a significant number of products sold by the Company are pre-ticketed and bar coded prior to shipment to its retail customers. The Company's inventory control systems, written by Manhattan and Associates, report
shipping, sales and individual SKU level inventory information.   The Company
manages the retail sales process by monitoring customer sales and inventory levels by product category and style, primarily through EDI. The Company believes that its distribution capabilities enable it to reduce inventory risk and increase flexibility in responding to the delivery requirements of its customers. The Company's management believes that its EDI efforts will continue to grow in the future as customers focus further on increasing operating efficiencies. In addition, the Company maintains systems that are designed to track inventory movement through the FOSSIL retail and outlet stores. Detailed sales transaction records are accumulated on each store's UNIX-based point-of-sale ("POS") system and polled nightly by the Company on a system that runs on an IBM RS/6000 system.

     YEAR 2000. Beginning in 1997, the Company initiated a program to evaluate whether internally developed and purchased computer programs that utilize embedded date codes could experience operational problems when the year 2000 is reached. The results of this program indicated that certain of the Company's systems and the systems of certain of its customers and vendors require remediation to properly address the Year 2000 problem. The Company plans to complete all remediation efforts for its critical systems prior to the year 2000. Based upon its evaluation to date, management currently believes that while the Company will incur internal and external costs to address the Year 2000 problem, such costs will not have a material impact on the operations, cash flows or financial condition of the Company in future years. See "Risk Factors--Management and Control Systems; Year 2000 Compliance" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Year 2000 Compliance."

WARRANTY AND REPAIR

     The Company's FOSSIL watch products are covered by a limited warranty against defects in materials or workmanship for a period of 11 years from the date of purchase. The Company's sunglass line is covered by a one year limited warranty against defects in materials or workmanship. Defective products returned by consumers are processed at the Company's warehousing and distribution centers. In most cases, defective products under warranty are repaired by the Company's personnel. Products under warranty that cannot be repaired in a cost-effective manner are replaced by the Company at no cost to the customer. The Company also performs watch repair services on behalf of certain of its private label customers.

GOVERNMENTAL REGULATIONS

     IMPORTS AND IMPORT RESTRICTIONS. Most of the Company's products are manufactured overseas. As a result, the United States and the countries in which the Company's products are manufactured or sold may from time to time modify existing or impose new quotas, duties, tariffs or other restrictions in a manner that adversely affects the Company. For example, the Company's products imported to the United States are subject to United States customs duties and, in the ordinary course of its business, the Company may from time to time be subject to claims by the United States Customs Service for duties and other charges. Factors which may influence the modification or imposition of these restrictions include the determination by the United States Trade Representative that a country has denied adequate intellectual property rights or fair and equitable market access to United States firms that rely on intellectual property, trade disputes between the United States and a country that leads to withdrawal of "most favored nation" status for that country and economic and political changes within a country that are viewed unfavorably by the government of the United States. The Company cannot predict the effect, if any, these events would have on its operations, especially in light of the concentration of its manufacturing operations in Hong Kong.

     GENERAL. The Company's sunglass products are subject to regulation by the United States Food and Drug Administration as medical devices. The Company does not believe that compliance with such regulations is material to its operations. In addition, the Company is subject to various state and federal regulations generally applicable to similar businesses.

TRADEMARKS

     The Company has registered the FOSSIL and RELIC trademarks for use on the Company's watches, leather goods and other fashion accessories, and has applied for registration of the FSL trademark for use on the Company's watches and other accessories in the United States. The Company has also registered or applied for the registration of certain other marks used by the Company in conjunction with the sale and marketing of its products and services. In addition, the Company has registered certain of its trademarks, including FOSSIL, RELIC and FSL, in certain foreign countries, including a number of countries located in Europe, the Far East, the Middle East, South America and Central America. The Company also has certain trade dress rights in, and has applied for registration of, the distinctive rectangular tins in which the Company packages the majority of its FOSSIL watch products. The Company regards its trademarks and trade dress as valuable assets and believes that they have significant value in the marketing of its products. The Company intends to protect its trademarks and trade dress rights vigorously against infringement.

COMPETITION

     There is intense competition in each of the businesses in which the Company competes. The Company's watch business competes with a number of established manufacturers, importers and distributors such as Guess? Anne Klein II and Swatch. In addition, the Company's leather goods and sunglass businesses compete with a large number of established companies that have significantly greater experience than the Company in designing, developing, marketing and distributing such products. In all its businesses, the Company competes with numerous manufacturers, importers and distributors who have significantly greater financial, distribution, advertising and marketing resources than the Company. The Company's competitors include distributors that import watches and accessories from abroad, domestic companies that have established foreign manufacturing relationships and companies that produce accessories domestically.

     The Company competes primarily on the basis of style, price, value, quality, brand name, advertising, marketing and distribution. In addition, the Company believes that its ability to identify and respond to changing fashion trends and consumer preferences, to maintain existing relationships and develop new relationships with manufacturing sources, to deliver quality merchandise in a timely manner and to manage the retail sales process are important factors in its ability to compete.

     The Company considers that the risk of significant new competitors is mitigated to some extent by barriers to entry such as high startup costs and the development of long-term relationships with customers and manufacturing sources. During the past few years, it has been the Company's experience that better department stores and other major retailers have been increasingly unwilling to source products from suppliers who are not well capitalized or do not have a demonstrated ability to deliver quality merchandise in a timely manner. There can be no assurance, however, that significant new competitors will not emerge in the future.

EMPLOYEES

     As the end of fiscal year 1997, the Company (excluding the Company's foreign subsidiaries) had 472 full-time employees, including 65 in executive or managerial positions and the balance in design, advertising, sales, quality control, distribution, clerical and other office positions. As of the end of fiscal year 1997, the Company's foreign subsidiaries had 195 full-time employees, including eight in managerial positions.

     The Company has not entered into any collective bargaining agreements with its employees. The Company believes that its relations with its employees are generally good.

PROPERTIES

     In July 1994, the Company completed construction of its new corporate headquarters located in a 150,000 square foot facility in Richardson, Texas. In July 1997, the Company completed construction of a new 138,000 square foot distribution center located on land immediately adjacent to its headquarters. These facilities contain the general office, warehousing and distribution functions of the Company and are located on approximately 20 acres of land. The Company owns both facilities and the land on which each is located.

     As the end of fiscal year 1997, the Company had entered into six lease agreements for retail space at prime locations in the United States for the sale of its full assortment of products. The leases, including renewal options, expire at various times from 2005 to 2010 and provide for minimum annual rentals above specified net sales amounts and for the payment of additional rent based on a percentage of sales ranging from 6% to 8%. The Company is also required to pay its pro rata share of the common area maintenance costs at each retail mall, including, real estate taxes, insurance, maintenance expenses and utilities.

     The Company also leases retail space at selected outlet centers throughout the United States for the sale of its products. As of the end of fiscal year 1997, the Company had entered into 27 such leases. The leases, including renewal options, expire at various times from 2005 to 2010, and provide for minimum annual rentals and for the payment of additional rent based on a percentage of sales above specified net sales amounts ranging from 4% to 6%. The Company is also required to pay its pro rata share of the common area maintenance costs at each outlet center, including, real estate taxes, insurance, maintenance expenses and utilities. The Company also leases showrooms in Atlanta, Chicago, Los Angeles and New York City, which are used to display the Company's products to its retail customers.

     The Company leases approximately 37,600 square feet of office, warehouse and assembly space in Hong Kong pursuant to a lease agreement that expires in December 1999. The Company leases approximately 12,000 square feet of office and warehouse space in Erlstatt, Germany pursuant to a lease agreement that expires in 2002. The Company leases approximately 2,800 square feet of office space in Vicenza, Italy and an additional 3,100 square feet of warehouse and storage space. The Company also leases warehouse and office space in Tokyo, Japan. The Company believes that its existing facilities are well maintained, in good operating condition and adequate for its current needs.

LEGAL PROCEEDINGS

     There are no legal proceedings to which the Company is a party or to which its properties are subject, other than routine litigation incident to the Company's business which is not material to the Company's consolidated financial condition or results of operations.

                                    MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The following table and text set forth the name, age and positions of each executive officer and director:



     NAME                                  AGE   POSITION
     ----                                  ---   --------
Tom Kartsotis. . . . . . . . . . . . . .   38   Director, Chairman of the Board and Chief Executive Officer
Kosta N. Kartsotis . . . . . . . . . . .   45   Director, President and Chief Operating Officer
Michael W. Barnes. . . . . . . . . . . .   37   Director and Executive Vice President
Richard H. Gundy . . . . . . . . . . . .   55   Executive Vice President
Randy S. Kercho. . . . . . . . . . . . .   41   Executive Vice President, Chief Financial Officer and Treasurer
Mark D. Quick. . . . . . . . . . . . . .   49   Executive Vice President
T.R. Tunnell . . . . . . . . . . . . . .   44   Senior Vice President, Development, Chief Legal Officer and Secretary
Jal S. Shroff. . . . . . . . . . . . . .   61   Director and Managing Director of Fossil (East) Limited
Kenneth W. Anderson. . . . . . . . . . .   64   Director
Alan J. Gold . . . . . . . . . . . . . .   64   Director
Donald J. Stone. . . . . . . . . . . . .   69   Director


     Tom Kartsotis has served as Chairman of the Board and Chief Executive Officer since December 1991. Mr. Tom Kartsotis founded the Company in 1984 and served as its President until December 1991. He has been a director of the Company since 1984.

     Kosta N. Kartsotis has served as President and Chief Operating Officer since December 1991. Mr. Kosta Kartsotis joined the Company in 1988 and served as Vice President--Marketing until December 1991. He has been a director of the Company since 1990.

     Michael W. Barnes has served as Executive Vice President since February 1995. Mr. Barnes is currently responsible for the Company's international sales and operations. Mr. Barnes served as Senior Vice President--International from August 1994 until February 1995. From December 1993 until August 1994, Mr. Barnes served as Senior Vice President--Operations. Mr. Barnes joined the Company in 1985 and served as Vice President--Operations until December 1991. He served as a director of the Company from 1985 until March 1992. Mr. Barnes has been a director of the Company since he was re-elected to the Board of Directors in February 1993.

     Richard H. Gundy has served as Executive Vice President of the Company since April 1994. Mr. Gundy is responsible for the Company's FOSSIL watch division and the Company's retail and outlet stores. From a date prior to 1992 until April 1994, Mr. Gundy served as Executive Vice President and Director of County Seat Stores, Inc., a national retailer of apparel and fashion accessories.

     Randy S. Kercho has served as Executive Vice President and Chief Financial Officer of the Company since March 1997. Mr. Kercho served as Senior Vice President and Chief Financial Officer of the Company from February 1995 until March 1997 and has served as Treasurer since May 1995. Mr. Kercho served as Vice President and Chief Financial Officer from May 1993 until February 1995 and served as Vice President--Finance from May 1992 until May 1993. Prior to May 1992, Mr. Kercho served as Vice President, Controller, Treasurer and Secretary of BSN Corp., a publicly traded consumer products company.

     Mark D. Quick has served as Executive Vice President since March 1997. Mr. Quick is responsible for the Company's fashion accessory lines including, handbags, small leather goods, belts and sunglasses. From November 1995 until March 1997 he served as Senior Vice President--Accessories. From a date prior to 1992 until November 1995, Mr. Quick served as Senior Vice President--General Merchandise Manager of Foleys (currently part of May Co.).

     T.R. Tunnell has served as Senior Vice President, Development, Chief Legal Officer and Secretary of the Company since December 1996. Mr. Tunnell served as Vice President and General Counsel of Pillowtex Corporation from April 1996 until December 1996. Mr. Tunnell served as Vice President, Secretary and General Counsel of the Company from September 1993 until April 1996. From a date prior to 1992, Mr. Tunnell was employed by Mary Kay Cosmetics, Inc. as Vice President, Legal Operations and Assistant Secretary.

     Jal S. Shroff has served as Managing Director of Fossil East and its predecessor since January 1991 and has been a director of the Company since April 1993.

     Kenneth W. Anderson has been a director of the Company since April 1993. Mr. Anderson was a co-founder of Blockbuster Entertainment Corporation, a video rental company, and served as its President from 1985 until 1987. From 1987 to 1991, Mr. Anderson served in various positions with Amtech Corporation, a remote electronic identification technology company, which he co-founded, including as the Chairman of its Executive Committee.

     Alan J. Gold has been a director of the Company since April 1993. Mr. Gold was the founder of Accessory Lady, a women's fashion accessory retail chain, and served as its President until 1992. Mr. Gold is currently President of Goldcor Investments.

     Donald J. Stone has been a director of the Company since April 1993. Mr. Stone served as Vice Chairman of Federated Department Stores until February 1988, at which time he retired.

     Mr. Tom Kartsotis and Mr. Kosta Kartsotis are brothers. There are no other family relationships among any of the directors or executive officers of the Company.

                          PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth certain information concerning the beneficial ownership of the Common Stock as of April 3, 1998 and as adjusted to reflect the sale of 1,935,000 shares of Common Stock by the Selling Stockholders and 215,000 shares of Common Stock by the Company in the Offering, including beneficial ownership by (i) each person (or group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934) known by the Company to own beneficially more than five percent of the Company's Common Stock, (ii) each of the executive officers, (iii) each director, (iv) all directors and executive officers as a group and (v) each Selling Stockholder:



                                                     SHARES BENEFICIALLY OWNED                     SHARES BENEFICIALLY OWNED
                                                       PRIOR TO OFFERING (1)                            AFTER OFFERING (2)
                                                       ---------------------                            ------------------
                                                                                        SHARES BEING
      NAME                                       NUMBER                   PERCENT         OFFERED         NUMBER       PERCENT
---------------------------------------------    ------                   -------         -------         ------        -------
Tom Kartsotis(3) . . . . . . . . . . . . . .   7,977,562     (4)           38.9%        1,111,612(5)    6,865,950(5)   33.2%(5)
  Chairman & CEO
Kosta N. Kartsotis(3). . . . . . . . . . . .   3,710,857                   18.1           650,000       3,060,857      14.8
  President & COO
Michael W. Barnes. . . . . . . . . . . . . .      93,937     (6)              *                --          93,937         *
Richard H. Gundy . . . . . . . . . . . . . .     296,572     (7)            1.4           135,888         160,684         *
Randy S. Kercho. . . . . . . . . . . . . . .      79,266     (8)              *            15,000          64,266         *
Mark D. Quick. . . . . . . . . . . . . . . .     107,625     (9)              *                --         107,625         *
Jal S. Shroff(10). . . . . . . . . . . . . .     393,910    (11)            1.9                --         393,910       1.9
Franz Scheurl. . . . . . . . . . . . . . . .     108,192    (12)              *            22,500          85,692         *
Kenneth W. Anderson. . . . . . . . . . . . .      29,625    (13)              *                --          29,625         *
Alan J. Gold . . . . . . . . . . . . . . . .      37,125    (14)              *                --          37,125         *
Donald J. Stone. . . . . . . . . . . . . . .      29,550    (15)              *                --          29,550         *
FMR Corp(14).. . . . . . . . . . . . . . . .   1,500,000    (16)            7.3                --       1,500,000       7.2
All executive officers, directors and
Selling Stockholders as a group (11
persons)(4)(6) (7)(8)(9)(11)
(12)(13)(14)(15) . . . . . . . . . . . . . .  12,882,971                   61.1                --      10,947,971      51.4


------------------------------
* Less than one percent.

(1) Unless otherwise indicated, to the knowledge of the Company, the persons and entities named in the table have sole voting and sole investment power with respect to all shares of Common Stock beneficially owned, subject to community property laws where applicable. Such presentation is based on 20,484,892 shares of Common Stock outstanding as of April 3, 1998.
(2) Assumes that all shares of Common Stock offered hereby by each Selling Stockholder are actually sold. Such presentation is based on 20,699,892 shares of Common Stock outstanding after the Offering.
(3) The address of such individual is 2280 N. Greenville Avenue, Richardson, Texas 75082.
(4) Includes 753,450 shares of Common Stock owned of record by Lynne Stafford Kartsotis, wife of Mr. Tom Kartsotis, as to which Mr. Kartsotis disclaims beneficial ownership, and 9,772 shares owned by Mr. Kartsotis as custodian for Annie Grace Kartsotis, his minor daughter.
(5) Excludes 322,500 shares which are being offered pursuant to the over-allotment option granted by Mr. Tom Kartsotis to the Underwriters. If such option is exercised with respect to all of such shares, the Shares Being Offered, Shares Beneficially Owned
       After Offering and Percent of Shares Beneficially Owned After
       Offering will be 1,434,112, 6,543,450 and 31.6%, respectively.
(6) Includes 93,337 shares issuable pursuant to the exercise of stock options within 60 days.
(7) Includes 135,888 shares issuable pursuant to the exercise of stock options within 60 days. Also includes 7,500 shares owned by the Richard Gundy Trust, and 7,500 shares owned by the Richard Gundy Family Trust. Mr. Gundy is a trustee of each of these trusts.
(8) Includes 56,916 shares issuable pursuant to the exercise of stock options within 60 days.
(9) Includes 103,125 shares issuable pursuant to the exercise of stock options within 60 days.

(10) Mr. Shroff and his wife, Pervin J. Shroff, share voting and investment power with respect to 312,235 of the shares shown.
(11) Includes 47,812 shares issuable pursuant to the exercise of stock options within 60 days. Also includes indirect ownership of 33,862 shares issuable pursuant to the exercise of stock options within 60 days which are owned by Mrs. Shroff.
(12) Includes 33,192 shares issuable pursuant to the exercise of stock options within 60 days. Mr. Scheurl has been Managing Director of Fossil Gmbh, a subsidiary of the Company, for the past three years. Since April 1997, Mr. Scheurl has been a Senior Vice President of the Company.
(13) Includes 22,125 shares issuable pursuant to the exercise of stock options within 60 days. Also includes 7,500 shares owned by the K.W. Anderson Family Limited Partnership. Mr. Anderson is managing general partner of the partnership and has sole voting and investment power with respect to those shares.
(14) Includes 22,125 shares issuable pursuant to the exercise of stock options within 60 days.
(15) Includes 22,125 shares issuable pursuant to the exercise of stock options within 60 days.
(16) Based on a Schedule 13G, dated February 14, 1998, filed by FMR Corp. ("FMR") with the Securities and Exchange Commission and the Company. The
       Schedule 13G discloses that Fidelity Management & Research Company (Fidelity), a wholly owned subsidiary of FMR and an investment adviser is the beneficial owner of 1,500,000 shares of Common Stock or 7.3% of the Common Stock of the Company as a result of acting as investment advisor to various companies registered under the Investment Company Act of 1940. Edward C. Johnson, III, FMR, through control of Fidelity and the funds, each has sole power to dispose of the 1,500,000 shares owned by the funds. Neither FMR, nor Edward C. Johnson, III has the sole power to vote or direct the voting of the shares owned directly by the Fidelity Funds, which power resides with the Fund's Board of Trustees. Fidelity carries out the voting of the shares under written guidelines established by such Board of Trustees. The address of FMR is 82 Devonshire Street, Boston, Massachusetts 02109.

                                     UNDERWRITING

     Upon the terms and subject to the conditions stated in the Underwriting Agreement dated the date hereof, each Underwriter named below has severally agreed to purchase, and the Company has agreed to sell to such Underwriter, the number of shares of Common Stock set forth opposite the name of such Underwriter.

                                                             NUMBER
UNDERWRITER                                                 OF SHARES
-----------                                                 ---------
Smith Barney Inc.. . . . . . . . . . . . . . . . .
Hambrecht & Quist  LLC . . . . . . . . . . . . . .
J.C. Bradford & Co.. . . . . . . . . . . . . . . .
Southwest Securities, Inc. . . . . . . . . . . . .

                                                            -------------
     Total . . . . . . . . . . . . . . . . . . . .          2,150,000
                                                            -------------
                                                            -------------

     The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the shares are subject to approval of certain legal matters by counsel and to certain other conditions. The Underwriters are obligated to take and pay for all shares of Common Stock offered hereby (other than those covered by the over-allotment option described below) if any such shares are taken.

     The Underwriters, for whom Smith Barney Inc., Hambrecht & Quist LLC, J.C. Bradford & Co. and Southwest Securities, Inc. acting as Representatives, propose to offer part of the shares directly to the public at the public offering price set forth on the cover page of this Prospectus and part of the shares to certain dealers at a price which represents a concession not in excess of $_____ per share under the public offering price. The Underwriters may allow, and such dealers may allow, a concession not in excess of $___ per share to certain other dealers. After the Offering of the shares to the public, the public offering price and such concessions may be changed by the Representative.

     The Company, its officers and directors, and certain stockholders of the Company designated by the Representatives, have agreed that, for a period of 120 days from the date of this Prospectus, they will not, without the prior written consent of Smith Barney Inc., offer, sell, contract to sell, or otherwise dispose of, any shares of Common Stock of the Company or any securities convertible into, or exercisable or exchangeable for, Common Stock of the Company.

     Mr. Tom Kartsotis, one of the Selling Stockholders, has granted to the Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to 322,500 additional shares of Common Stock at the price to public set forth on the cover page of this Prospectus minus the underwriting discounts and commissions. The Underwriters may exercise such option solely for the purpose of covering over-allotments, if any, in connection with the offering of the shares offered hereby. To the extent such option is exercised, each Underwriter will be obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number of shares set forth opposite each Underwriter's name in the preceding table bears to the total number of shares listed in such table.

     The Company and the Selling Stockholders have agreed to indemnify, jointly and severally, each of the Underwriters and the directors, officers, employees, agents and control persons of each Underwriter against all losses, claims, damages, expenses or liabilities under the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and other federal and state laws or regulations insofar as such losses, claims, damages or liabilities arise out of or based upon any untrue statement or alleged untrue statement of material fact or arise out of or based upon any omission or alleged omission to state a material fact required to be stated to make statements not misleading. Each Underwriter has severally agreed to indemnify the Company and its directors and officers who sign the Registration Statement and each control person of the Company to the same extent as the foregoing indemnity to each Underwriter but only with respect to written information furnished by the Underwriters to the Company for inclusion in the Offering documents. Each of the foregoing indemnities is in addition to any liabilities that the parties may otherwise have.

                                    LEGAL MATTERS

     Unless otherwise specified, the validity of the Common Stock offered hereby will be passed upon for the Company by Jenkens & Gilchrist, a Professional Corporation, Dallas, Texas. Certain legal matters in connection with the Offering of Common Stock will be passed upon for the Underwriters by Akin, Gump, Strauss, Hauer & Feld, L.L.P.

                                       EXPERTS

     The consolidated financial statements and the related consolidated financial statement schedule incorporated in this Prospectus by reference from Fossil, Inc.'s Annual Report on Form 10-K for the year ended January 3, 1998 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                                AVAILABLE INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-3 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), of which this Prospectus is a part, with respect to the securities offered hereby. This Prospectus omits certain information contained in the Registration Statement, and reference is made to the Registration Statement and related exhibits for further information with respect to the Company and the securities offered hereby. Statements contained herein concerning the provisions of documents are not necessarily complete, and each such statement is qualified in its entirety by reference to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Copies of the Registration Statement, and exhibits thereto, may be acquired upon payment of the prescribed fees or examined without charge at the public reference facilities of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549.

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information filed by the Company with the Commission pursuant to the information requirements of the Exchange Act are available for inspection at the public reference facilities of the Commission at Room 1024, 450 Fifth Street, NW, Washington, DC 20549, and at the regional offices of the Commission located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, IL 60661-2511 and Seven World Trade Center, Suite 1300, New York, NY 10048. Copies of such information are obtainable, by mail, upon payment of the Commission's customary charges, by writing to the Commission's principal office at 450 Fifth Street, NW, Washington, DC 20549.
The Commission maintains a web site (http://www.sec.gov) that contains periodic reports, proxy statements and other information regarding registrants that file documents electronically with the Commission. In addition, reports, proxy statements and other information concerning the Company may be inspected at the offices of The Nasdaq National Market, 1735 K Street, N.W., Washington, D.C. 20006.

                         DOCUMENTS INCORPORATED BY REFERENCE

     The following documents or portions thereof filed by the Company are hereby incorporated by reference in this Prospectus:

     (i) The Company's Annual Report to Stockholders and the Annual Report on Form 10-K for the fiscal year ended January 3, 1998;

     (ii) Current Reports on Form 8-K filed with the Commission on March 19 and March 31, 1997; and

     (iii) The Company's Amendment No. 2 to Registration Statement on Form 8-A, filed with the Commission on March 21, 1992, including any amendment or report filed for the purpose of updating such description

     In addition, all documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the securities shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document which is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, upon oral or written request of such person, a copy of any and all of the documents incorporated by reference herein (other than exhibits and schedules to such documents, unless such exhibits or schedules are specifically incorporated by reference into such documents). Such requests should be directed to Investor Relations, Fossil, Inc., 2280 North Greenville Avenue, Richardson, Texas 75082, or by telephone at (972) 234-2525.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

      NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER CONTAINED HEREIN, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR BY THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES OTHER THAN THOSE TO WHICH IT RELATES OR AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THOSE TO WHICH IT RELATES IN ANY STATE TO ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE SUCH OFFER IN SUCH STATE. THE DELIVERY OF THIS PROSPECTUS AT ANY TIME DOES NOT IMPLY THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.




                                  TABLE OF CONTENTS


                                                                            PAGE
                                                                            ----
Prospectus Summary. . . . . . . . . . . . . . . . . . . . . . . . . . . .     3
Risk Factors. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     8
Use of Proceeds . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    13
Price Range of Common Stock
  And Dividend Policy . . . . . . . . . . . . . . . . . . . . . . . . . .    13
Capitalization. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    14
Management's Discussion and Analysis
   of Financial Condition and Results
   of Operations. . . . . . . . . . . . . . . . . . . . . . . . . . . . .    15
Business. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    20
Management. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    33
Principal And Selling Stockholders. . . . . . . . . . . . . . . . . . . .    35
Underwriting. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    37
Legal Matters . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    38
Experts . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    38
Available Information . . . . . . . . . . . . . . . . . . . . . . . . . .    38
Documents Incorporated by Reference . . . . . . . . . . . . . . . . . . .    38


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------



--------------------------------------------------------------------------------
--------------------------------------------------------------------------------



                                   2,150,000 SHARES


                                     FOSSIL, INC.



                                     Common Stock


                                        [LOGO]


                             ---------------------------

                                      PROSPECTUS

                                   APRIL ___, 1998


                             ---------------------------



                                 SALOMON SMITH BARNEY

                                  HAMBRECHT & QUIST

                                 J.C. BRADFORD & CO.

                                 SOUTHWEST SECURITIES


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                       PART II

                        INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

        The expenses in connection with the offering of shares hereby all of which will be borne by the Registrant are as follows (all amounts are estimates except for the Securities & Exchange Commission Registration fee):

        Registration Fee. . . . . . . . . . . . . . .         $ 16,520
        Nasdaq Listing Fee. . . . . . . . . . . . . .            6,100
        Printing and Engraving. . . . . . . . . . . .            *
        Legal Fees and Expenses . . . . . . . . . . .            *
        Accounting Fees and Expenses. . . . . . . . .            *
        Blue Sky Fees and Expenses. . . . . . . . . .            *
        Transfer Agent. . . . . . . . . . . . . . . .            *
        Miscellaneous . . . . . . . . . . . . . . . .            *
                                                              ---------
                    Total . . . . . . . . . . . . . .         $  *
                                                              ---------
                                                              ---------

-------------------
     *    To be filed by amendment

     The Selling Stockholders will pay the incremental expenses of the Offering associated with the inclusion of their shares.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

DELAWARE GENERAL CORPORATION LAW

     Section 145(a) of the Delaware General Corporation Law (the "DGCL") provides that a corporation may indemnify any person who was or is a party or threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believes to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

     Section 145(b) of the DGCL provides that a corporation may indemnify any person who was or is a party or threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person ifs fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

     Section 145(c) of the DGCL provides that to the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

     Section 145(d) of the DGCL provides that any indemnification under subsections (a) and (b) of Section 145 (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the present or former director, officer, employee or agent is proper in the circumstances because has met the applicable standard of conduct set forth in subsections (a) and (b) of Section 145. Such determination shall be made (1) by the board of directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (2) if such a quorum is not obtainable, or, even if obtainable, if a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (3) by the unitholders.

     Section 145(e) of the DGCL provides that expenses (including attorneys' fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation as authorized in Section 145.
Such expenses (including attorneys' fees) incurred by other employees and agents may be so paid upon such terms and conditions, if any, as the board of directors deems appropriate.

CERTIFICATE OF INCORPORATION

     The Certificate of Incorporation of the Company provides that a director of the Company shall not be personally liable to the Company or its stockholder for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for a transaction from which the director derived an improper personal benefit or (iv) in respect of certain unlawful dividend payments or stock purchases or redemptions. If the DGCL is amended to authorize the further elimination or limitation of the liability of directors, but the liability of a director of the Company, in addition to the limitation on personal liability described above, shall be limited to the fullest extent permitted by the DGCL, as so amended. Further, any repeal or modification of such provision of the Certificate of Incorporation by the stockholders of the Company shall be prospective only, and shall not adversely affect any limitation on the personal liability of a director of the Company existing at the time of such repeal or modification.

BYLAWS

     The Bylaws of the Company, a copy of which is filed as Exhibit 3.2 to the Registration Statement, provides that each person who was or is made a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she or a person of whom he or she is the legal representative, is or was or has agreed to become a director or officer of the Company or is or was serving or has agreed to serve at the request of the Company as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether the basis of such proceedings is alleged action in an official capacity as a director or officer or in any other capacity while serving or having agreed to serve as a director or officer, shall be indemnified and held harmless by the Company to the fullest extent authorized by the DGCL, as an effect or as it may be amended from time to time, against all expense, liability and loss (including without limitation, attorneys' fees, judgments, fines, ERISA excise taxes or penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by such person in connection therewith, and such indemnification shall continue as to a person who has ceased to serve in the capacity which initially entitled such person to indemnity hereunder and shall inure to the benefit of his or her heirs, executors and administrators. The Bylaws also contain certain provisions designed to facilitate receipt of such benefits by any such persons.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a)  Exhibits:

          1.3    Form of Underwriting Agreement for Common Stock*

          5.1    Opinion of Jenkens & Gilchrist, a Professional Corporation*


          23.1   Consent of Deloitte & Touche LLP, Independent Auditors

          23.2 Consent of Jenkens & Gilchrist, a Professional Corporation (included in the opinion contained as Exhibit 5.1)*

          24 Power of Attorney (included on the signature page of the Registration Statement)

          27     Financial Data Schedule



-----------------
      * To be filed by amendment or as an exhibit to a document to be incorporated by reference herein in connection with an offering of the Common Stock.

     (b)  Financial Statement Schedules:

          Not Applicable.

ITEM 17.  UNDERTAKINGS

     The undersigned Registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

     (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the Offering.

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Exchange Act), that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report, to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by
Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

                                      SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, thereunto duly authorized, in the City of Richardson and the State of Texas, on April 8, 1998.


                                        FOSSIL, INC.

                                   By:  /s/ Tom Kartsotis
                                        ----------------------------------------
                                        TOM KARTSOTIS, CHAIRMAN OF THE BOARD AND
                                        CHIEF EXECUTIVE OFFICER



     Each individual whose signature appears below hereby designates and appoints Tom Kartsotis, Randy S. Kercho and T.R. Tunnell, and each of them, any one of whom may act without joinder of the other, as his true and lawful attorney-in-fact and agent (the "Attorneys-in-Fact"), with full power of substitution and resubstitution, for such person and in such person's name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, which amendments may make such changes in this Registration Statement as either Attorney-in-Fact deems appropriate, and any registration statement relating to the same offering filed pursuant to Rule 462(b) under the Securities Act of 1933 and request to accelerate the effectiveness of such registration statements, and to file each such amendment with all requests to accelerate the effectiveness of such registration statements, and to file each such amendment with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto such and each of them, full power and authority to do and perform each and every action and thing requisite and necessary to be done as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that such Attorneys-in-Fact or either of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof. Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


SIGNATURE                     CAPACITY                                DATE



/s/ Tom Kartsotis             Chairman of the Board, Chief       April 8, 1998
-------------------------     Executive Officer and Director
TOM KARTSOTIS                 (Principal Executive Officer)


/s/ Kosta N. Kartsotis        President and Chief Operating      April 8, 1998
-------------------------     Officer and Director
KOSTA N. KARTSOTIS


/s/ Randy S. Kercho           Executive Vice President,          April 8, 1998
-------------------------     Chief Financial Officer and
RANDY S. KERCHO               Treasurer (Principal Financial
                              and Accounting Officer)


/s/ Michael W. Barnes         Executive Vice President           April 8, 1998
-------------------------     And Director
MICHAEL W. BARNES

/s/ Jal S. Shroff             Director                      April 8, 1998
-------------------------
JAL S. SHROFF


/s/ Kenneth W. Anderson       Director                      April 8, 1998
-------------------------
KENNETH W. ANDERSON


/s/ Alan J. Gold              Director                      April 8, 1998
--------------------
ALAN J. GOLD


/s/ Donald J. Stone           Director                      April 8, 1998
--------------------
DONALD J. STONE